SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION	June 30, 2008	Accounting Practices
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY		Adopted in Brazil

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20 GR. 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME OTÁVIO DE GARCIA LAZCANO
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7150	14 - FAX -	15 – FAX -
16 - E-MAIL invrel@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	2	4/1/2008	6/30/2008	1	1/1/2008	3/31/2008
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 6/30/2008	2- PREVIOUS QUARTER 3/31/2008	3 – SAME QUARTER PREVIOUS YEAR 6/30/2007
Paid-in Capital
1 – Common	804,204	804,204	272,068
2 – Preferred	0	0	0
3 – Total	804,204	804,204	272,068
Treasury Shares
4 – Common	34,734	34,734	15,578
5 – Preferred	0	0	0
6 – Total	34,734	34,734	15,578

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO*	04/18/2008	Interest on Own Capital	05/05/2008	Common	0.0918450000
02	AGO*	04/18/2008	Dividend	05/05/2008	Common	1.6171250000

*AGO: Annual General Meeting

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 08/12/2008	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1-CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
1	Total Assets	26,690,115	26,242,986
1.01	Current Assets	4,017,421	3,934,089
1.01.01	Cash and Cash Equivalents	188,854	39,515
1.01.02	Receivable	1,746,523	1,770,505
1.01.02.01	Accounts receivable	1,077,760	993,303
1.01.02.01.01	Domestic Market	792,119	665,462
1.01.02.01.02	Foreign Market	679,614	740,006
1.01.02.01.03	Advance on Export Contracts (ACE)	(294,502)	(323,583)
1.01.02.01.04	Allowance for Doubtful Accounts	(99,471)	(88,582)
1.01.02.02	Sundry Receivables	668,763	777,202
1.01.02.02.01	Employees	4,697	4,742
1.01.02.02.02	Suppliers	120,780	142,758
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	15,105	3,446
1.01.02.02.04	Deferred Income Tax	255,852	228,314
1.01.02.02.05	Deferred Social Contribution	90,458	80,544
1.01.02.02.06	Other Taxes	72,803	65,004
1.01.02.02.07	Proposed Dividends Receivable	95,367	238,203
1.01.02.02.08	Other Receivables	13,701	14,191
1.01.03	Inventories	1,668,685	1,548,787
1.01.04	Other	413,359	575,282
1.01.04.01	Marketable Securities	190,075	352,174
1.01.04.02	Prepaid Expenses	37,037	36,861
1.01.04.03	Insurance Claimed	186,247	186,247
1.02	Non-Current Assets	22,672,694	22,308,897
1.02.01	Long-Term Assets	2,431,329	2,525,358
1.02.01.01	Sundry Receivables	819,871	820,303
1.02.01.01.02	Securities Receivable	126,594	131,759
1.02.01.01.03	Deferred Income Tax	400,828	411,983
1.02.01.01.04	Deferred Social Contribution	135,637	136,178
1.02.01.01.05	Other Taxes	156,812	140,383
1.02.01.02	Receivables from Related Parties	742,423	888,222
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	742,423	888,222
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	869,035	816,833
1.02.01.03.01	Judicial Deposits	719,239	665,717
1.02.01.03.02	Marketable Securities	90,834	90,834
1.02.01.03.03	Prepaid Expenses	31,765	33,068
1.02.01.03.04	Other	27,197	27,214
1.02.02	Permanent Assets	20,241,365	19,783,539
1.02.02.01	Investments	7,420,772	7,022,302

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
1 .02.02.01.01	In Associated/ Related Companies	0	0
1 .02.02.01.02	In Associated/ Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	7,390,979	6,988,451
1.02.02.01.04	In Subsidiaries - Goodwill	29,762	33,820
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	12,654,319	12,598,577
1.02.02.02.01	In Operation, Net	10,659,415	10,834,557
1.02.02.02.02	In Construction	1,581,660	1,351,931
1.02.02.02.03	Land	413,244	412,089
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	166,274	162,660

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
2	Total Liabilities	26,690,115	26,242,986
2.01	Current Liabilities	4,753,133	5,185,902
2.01.01	Loans and Financing	1,221,856	1,058,779
2.01.02	Debentures	388,267	347,929
2.01.03	Suppliers	941,928	875,483
2.01.04	Taxes and Contributions	1,041,125	652,416
2.01.04.01	Salaries and Social Contributions	91,190	68,743
2.01.04.02	Taxes Payable	594,594	221,677
2.01.04.03	Deferred Income Tax	102,004	110,798
2.01.04.04	Deferred Social Contribution	36,721	39,887
2.01.04.05	Taxes paid in installments	216,616	211,311
2.01.05	Dividends Payable	112,233	1,364,596
2.01.06	Provisions	103,992	112,676
2.01.06.01	Labor	93,770	93,981
2.01.06.02	Civil	44,124	55,544
2.01.06.03	Judicial Deposits	(87,205)	(89,086)
2.01.06.04	Provision for Pension Fund	53,303	52,237
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	943,732	774,023
2.01.08.01	Accounts Payable - Subsidiaries	527,501	554,270
2.01.08.02	Other	416,231	219,753
2.02	Non-Current Liabilities	12,598,257	12,706,943
2.02.01	Long-Term Liabilities	12,598,257	12,706,943
2.02.01.01	Loans and Financing	6,592,938	6,658,292
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	4,370,992	4,324,046
2.02.01.03.01	Tax	3,478,729	3,407,174
2.02.01.03.02	Environmental	59,579	54,529
2.02.01.03.03	Judicial Deposits	(1,029,132)	(1,036,308)
2.02.01.03.04	Deferred Income Tax	1,368,982	1,396,067
2.02.01.03.05	Deferred Social Contribution	492,834	502,584
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,034,327	1,124,605
2.02.01.06.01	Allowance for Investment Loss	47,414	90,356
2.02.01.06.02	Accounts Payable – Subsidiaries	77,041	83,756
2.02.01.06.03	Provision for Pension Fund	106,960	143,980
2.02.01.06.04	Taxes paid in installments	704,724	740,295
2.02.01.06.05	Other	98,188	66,218
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	9,338,725	8,350,141

02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,438,094	4,512,692
2.04.03.01	Own Assets	4,219,292	4,290,796
2.04.03.02	Subsidiaries/ Direct and Indirect Associated Companies	218,802	221,896
2.04.04	Profit Reserves	1,533,159	1,533,159
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Retention of Profits	0	0
2.04.04.06	Special For Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1,196,970	1,196,970
2.04.04.07.01	From Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(571,351)
2.04.05	Retained Earnings/ Accumulated Losses	1,686,495	623,313
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross Revenue from Sales and/or Services	3,500,195	6,604,477	2,870,884	5,302,162
3.02	Gross Revenue Deductions	(914,986)	(1,693,595)	(594,929)	(1,077,208)
3.03	Net Revenue from Sales and/or Services	2,585,209	4,910,882	2,275,955	4,224,954
3.04	Cost of Goods and/or Services Sold	(1,347,053)	(2,728,452)	(1,244,178)	(2,424,557)
3.04.01	Depreciation, Depletion and Amortization	(254,571)	(527,025)	(230,144)	(422,685)
3.04.02	Other	(1,092,482)	(2,201,427)	(1,014,034)	(2,001,872)
3.05	Gross Income	1,238,156	2,182,430	1,031,777	1,800,397
3.06	Operating Income/Expenses	275,716	246,499	256,865	484,377
3.06.01	Selling Expenses	(122,902)	(223,931)	(80,982)	(149,514)
3.06.01.01	Depreciation and Amortization	(1,975)	(3,844)	(1,457)	(3,063)
3.06.01.02	Other	(120,927)	(220,087)	(79,525)	(146,451)
3.06.02	General and Administrative	(89,563)	(158,515)	(79,412)	(137,696)
3.06.02.01	Depreciation and Amortization	(3,947)	(8,073)	(4,781)	(9,050)
3.06.02.02	Other	(85,616)	(150,442)	(74,631)	(128,646)
3.06.03	Financial	231,410	(24,742)	402,298	307,553
3.06.03.01	Financial Income	(341,247)	(204,058)	(217,287)	(322,544)
3.06.03.02	Financial Expenses	572,657	179,316	619,585	630,097
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	790,827	632,501	532,845	818,119
3.06.03.02.02	Financial Expenses	(218,170)	(453,185)	86,740	(188,022)
3.06.04	Other Operating Income	9,510	14,412	5,867	8,165
3.06.05	Other Operating Expenses	(51,486)	(103,391)	(69,918)	(110,838)
3.06.06	Equity pick-up	298,747	742,666	79,012	566,707
3.07	Operating Income	1,513,872	2,428,929	1,288,642	2,284,774
3.08	Non-Operating Income	(60,276)	(61,436)	2	(1,021)
3.08.01	Income	0	196	2	3
3.08.02	Expenses	(60,276)	(61,632)	0	(1,024)

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.09	Income before Taxes/Profit Sharing	1,453,596	2,367,493	1,288,644	2,283,753
3.10	Provision for Income and Social Contribution Taxes	(477,204)	(553,508)	(347,176)	(563,160)
3.11	Deferred Income Tax	74,551	8,056	34,959	9,322
3.11.01	Deferred Income Tax	52,262	3,835	4,741	(13,388)
3.11.02	Deferred Social Contribution	22,289	4,221	30,218	22,710
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	1,050,943	1,822,041	976,427	1,729,915
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in Reais)	1.36580	2.36792	3.80688	6.74457
	LOSS PER SHARE (in Reais)

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of reais, unless otherwise stated)

1. OPERATIONS

Companhia Siderúrgica Nacional (“CSN” or “Company”) is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda in the State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary ERSA, in order to meet the needs of UPV. It also maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities. In addition, it is establishing a cement plant in Volta Redonda.

To be closer to clients and win markets on a global level, CSN owns a steel distributor, two metal package plants to a galvanized steel plant in the South and another plant in the Southeast of Brazil supplying mainly the home appliances and automotive industry. Abroad, the Company has a steel rolling mill in Portugal and the United States.

2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The individual (Company) and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law 6404/76 and its amendments) and rules issued by the Brazilian Securities and Exchange Commission - CVM.

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated financial information:

(a) Segment reporting

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

(b) Statements of cash flows

The additional statements of cash flows are prepared in accordance with the guidance contained in the CVM Circular Letter 01/07, with the purpose of showing how the Company generates and uses cash and cash equivalents resources.

(c) Statements of added value

Management discloses, in accordance with the guidance contained in the CVM/SNC/SEP Circular Letter 01/07 and the CFC Resolution 1010/05, the Statement of Added Value with the purpose being to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been extracted from the Company’s accounting records including certain reclassifications in the regular statement of income, given that they are recorded in the statement of added value as distribution of the added value generated.

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service. Revenue is not recognized in the statement of income if there are significant uncertainties as to the realization of the sale’s economic benefit.

(b) Current and non-current assets

• Marketable securities

The Company considers the investment funds as tradings securities given the funds have daily liquidity. In addition, as the funds are classified as trading securities, the funds have been recorded at fair value which is consistent with the Central Bank of Brazil and CVM.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the date of the Quarterly Financial Information, and do not exceed market value.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency which are restated by the exchange rate as of the date of the Quarterly Financial Information. The allowance for doubtful accounts was recorded in an amount considered adequate by Management to support any losses. Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal counselors regarding the receipt of these credits to constitute this provision.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, and the goodwill determined in the acquisition of investments is presented by the net amount in a sub-account of this group. The Company holds an interest higher than 20% of the voting capital in all subsidiaries and jointly-owned subsidiary companies.

Other permanent investments are recorded at cost of acquisition.

• Property, plant and equipment

The property, plant and equipment is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Resolutions 183/95 and 288/98 issued by the Brazilian Securities and Exchange Commission. Depreciation is calculated by the straight-line method, based on the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted. Interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

The jointly-owned subsidiaries MRS Logística and Itá Energética S.A. maintain the registration of property, plant and equipment by the cost of acquisition, formation or construction.

• Deferred charges

The deferred charges are recorded at the cost of acquisition, formation, development and implementation of projects that will generate an economic return to the Company within the next years, and their amortization is calculated on a straight-line basis based on the period foreseen for economic benefits arising from these projects, for a term no longer than ten years.

• Other current and non-current assets

These are stated at their realization value, including, when applicable, the yields earned up to the date of the Quarterly Financial Information or, in the case of prepaid expenses, at cost.

(c) Current and non-current liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges and monetary and foreign exchange variations incurred up to the date of the Quarterly Financial Information.

• Employees’ benefits

In accordance with Resolution 371/00, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities since January 1, 2002, in accordance with the aforementioned reported resolution and based on studies prepared by external actuaries.

• Income and social contribution taxes

Current and deferred income and social contribution taxes are calculated with the tax rates of 15% plus an additional of 10% on taxable basis for income tax and with a 9% rate on taxable basis for social contribution on net income. In the calculation of taxes, the tax loss carryforward and negative basis of social contribution is also considered, limited to 30% of taxable income.

Tax credits were recorded for deferred taxes on tax losses carryforwards and negative basis of social contribution on net income, pursuant to the CVM Instruction 371/02 and took into consideration the history of profitability and the expectation of generating future taxable income, based on a technical study.

(d) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are recorded monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value whenever the position shows a loss. These losses are recognized as the Company’s liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange - BM&F with recognition of gains and losses directly in the statement of income.

(e) Treasury Shares

As established by the CVM Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(f) Accounting estimates

The preparation of the Quarterly Financial Information in accordance with the accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax and social security liabilities. The settlement of the transactions involving these estimates may result in different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

(g) Foreign Currency

The monetary assets and liabilities denominated in foreign currencies were converted into reais by the exchange rate of the closing date of the Quarterly Financial Information and the differences resulting from the conversion of currencies were recognized in the results for the period. For the subsidiaries abroad, the assets, liabilities and result accounts were converted into reais by the exchange rate on the closing date of the Quarterly Financial Information.

(h) Change in the Corporation Law – Law 11638/07

It was enacted on December 28, 2007, with effectiveness as from January 1, 2008. The purpose of the new law is to update the Brazilian corporate legislation to enable the convergence process of accounting practices adopted in Brazil with those in the International Financial Reporting Standards (IFRS) and allow that new accounting rules are issued by the Brazilian Securities and Exchange Commission - CVM based on these rules.

Pursuant to the CVM Instruction 469 of May 2, 2008, the Management of the Company and of its subsidiaries point out the following issues that in its evaluations may affect the preparation of the financial statements for the year ending December 31, 2008:

• In the shareholders’ equity a new subgroup will be created called “Equity Valuation Adjustment” with the purpose of recording the increases and decreases resulting from valuations at market value, mainly of certain financial instruments, and translation adjustments of investments in subsidiaries abroad, whose functional currency of the investee is different from the parent company;

• The assets and liabilities arising from non-current operations and from material current operations will be adjusted at present value. The Company preliminarily determined the amount of R$101,612 thousand, which represents a reduction in shareholders’ equity. The management waits for the determination of the remaining effects introduced by this Law, in order to record all changes simultaneously.

• In property, plant and equipment there is the possibility of reversal of revaluation reserves. The new Law gave companies the option of maintaining the existing balances and realize these balances within the current rules or cancel these balances until the end of 2008 (See note 30).

• In deferred assets only pre-operating and restructuring expenses which will effectively contribute to the increase of the future result will be recorded and which do not characterize solely cost reduction or increase in operating efficiency.

Given that part of the modifications introduced by this Law is still pending regulation, the Management believes that its applicability might affect the amounts estimated by the Company.

4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The accounting practices are consistent with those used in the prior quarter and uniform in all the consolidated companies.

The consolidated Quarterly Financial Information for the period ended June 30, 2008 and March 31, 2008 includes the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Functional	Ownership interest (%)

Companies	Currency	06/30/2008	03/31/2008	Main activities

Direct investment: full consolidation
CSN Energy	US$	100.00	100.00	Equity interest
CSN Export	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Islands VII	US$	100.00	100.00	Financial operations
CSN Islands VIII	US$	100.00	100.00	Financial operations
CSN Islands IX	US$	100.00	100.00	Financial operations
CSN Islands X	US$	100.00	100.00	Financial operations
CSN Islands XI	US$	100.00	100.00	Financial operations
CSN Overseas	US$	100.00	100.00	Financial operations and equity interest
CSN Panama	US$	100.00	100.00	Financial operations and equity interest
CSN Steel	US$	100.00	100.00	Financial operations and equity interest
Sepetiba Tecon	R$	99.99	99.99	Maritime port services
Pelotização Nacional	R$	99.99	99.99	Mining and equity interest
Minas Pelotização	R$	99.99	99.99	Mining and equity interest
CSN Aços Longos	R$	99.99	99.99	Steel and metal products industry and trade
Nacional Siderurgia	R$	99.99	99.99	Steel industry
CSN I	R$	99.99	99.99	Equity interest
Estanho de Rondônia - ERSA	R$	99.99	99.99	Mining
Cia Metalic Nordeste	R$	99.99	99.99	Package production
Indústria Nacional de Aços Laminados - INAL	R$	99.99	99.99	Steel products service center
CSN Cimentos	R$	99.99	99.99	Cement production
Inal Nordeste	R$	99.99	99.99	Steel products service center
CSN Energia	R$	99.90	99.90	Trading of electricity
Nacional Minérios	R$	99.99	99.99	Mining and equity interest
CSN Gestão de Recursos Financeiros	R$	99.99	99.99	Financial operations and equity interest
Congonhas Minérios	R$	99.99	99.99	Mining and equity interest
GalvaSud	R$	15.29	15.29	Steel industry

Direct investment: proportional consolidation
Itá Energética	R$	48.75	48.75	Electricity generation
Transnordestina Logística (*)	R$	71.24	46.88	Railroad transport
MRS Logística	R$	32.93	32.93	Railroad transport

Indirect investment: full consolidation
CSN Aceros	US$	100.00	100.00	Equity interest
CSN Cayman	US$	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	US$	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	US$	100.00	100.00	Steel industry
CSN Holdings Corp	US$	100.00	100.00	Equity interest
Companhia Siderúrgica Nacional Partner LLC	US$	100.00	100.00	Equity interest
Energy I	US$	100.00	100.00	Equity interest
Tangua	US$	100.00	100.00	Equity interest
CSN Madeira	EUR	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	EUR	100.00	100.00	Financial operations and equity interest
Hickory	EUR	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	EUR	100.00	100.00	Equity interest
CSN Acquisitions	GBP	100.00	100.00	Financial operations and equity interest
Inversiones CSN Espanha S.L.	EUR	100.00	100.00	Financial operations and equity interest
CSN Finance B.V. (Netherlands)	EUR	100.00	100.00	Financial operations and equity interest
NMSA Madeira Ltda	EUR	100.00		Mining and equity interest
CSN Finance (UK)	GBP	100.00	100.00	Financial operations and equity interest
CSN Holdings (UK)	GBP	100.00	100.00	Financial operations and equity interest
MG Minérios	R$	99.99	99.99	Mining and equity interest
Companhia Metalúrgica Prada	R$	99.99	99.99	Package production
Lusosider Aços Planos S A	EUR	99.94	99.94	Steel industry and equity interest
Itamambuca Participações	R$	99.93	99.93	Mining and equity interest
GalvaSud	R$	84.71	84.71	Steel industry
CSN Energia	R$	0.10	0.10	Trading of electricity
(*) Up to 1Q08, Transnordestina Logística was called Companhia Ferroviária do Nordeste (CFN).

The information recorded in US dollars, in Euros and in Pounds Sterling were translated into Brazilian Reais at the exchange rate as of June 30, 2008 – R$/US$1.5919 (R$/US$1.7491 as of March 31, 2008), R$/EUR 2.50629 (R$/EUR2.76060 as of March 31, 2008) and R$/GBP3.17059 (R$/GBP3.46864 as of March 31, 2008).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity pick-up in the parent company and exchange variation in the consolidated statements.

The following consolidation procedures were adopted in the preparation of the consolidated Quarterly Financial Information:

• Elimination of balances of asset and liability accounts between consolidated companies;

• Elimination of balances of investments and shareholders’ equity between consolidated companies;

• Elimination of balances of income and expenses and unrealized income arising from consolidated intercompany transactions;

• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated Quarterly Financial Information.

Pursuant to the CVM Instruction 408/04 the Company consolidates the Quarterly Financial Information of exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ Quarterly Financial Information coincides with that of the parent company.

The reconciliation between shareholders’ equity and net income for the period of the parent company and consolidated is as follows:

	Shareholders’ Equity		Net income for the year

	06/30/2008	03/31/2008	06/30/2008	06/30/2007

Parent Company	9,338,725	8,350,141	1,822,041	1,729,915
Elimination of income in inventories	(109,042)	(89,143)	(23,784)	(14,838)

Consolidated	9,229,683	8,260,998	1,798,257	1,715,077

5. RELATED PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal market conditions, such as prices, terms, charges, quality etc.

a) Assets

	Accounts receivable		Loans (1)		Advance for	Advance to suppliers
Companies		Financial	/ current	Dividends	future capital		Total
		Investments	accounts	receivable	increase

CSN Export	512,473						512,473
Nacional Minérios	68,279			9,675	383,989		461,943
Exclusive Funds		176,646					176,646
Transnordestina			138,942		32,803		171,745
CSN Cimentos					169,489		169,489
CSN Madeira	162,435						162,435
INAL	63,127		2,480	33,792			99,399
Prada	55,464						55,464
MRS Logística	259			42,891			43,150
CSN Aços Longos					17,200		17,200
CSN Energia				9,010			9,010
GalvaSud	7,873						7,873
Other (*)	8,567		448				9,015

Total at 06/30/2008	878,477	176,646	141,870	95,368	603,481		1,895,842

Total at 03/31/2008	870,032	317,356	209,003	238,203	682,138	360	2,317,092

(1) Loans Receivable from related parties are price level restated by 101% of the Interbank Deposit Certificate (CDI) for Transnordestina.
(*) Other: Tecon, Metalic, Inal Nordeste and ITASA.

b) Liabilities

Companies	Loans and financing			Derivatives	Accounts	Suppliers
					payable

	Prepayment (1)	Fixed Rate Notes (2)	Loans and		Loans (3) /
			Intercompany	Swap	current	Other	Total
			Bonds (2)		accounts

Cinnabar	1,154,868	541,416	89,402		242,967		2,028,653
CSN Iron	32,878		962,161				995,039
CSN Islands VIII		888,122		(9,474)	1,462		880,110
CSN Export	758,075				9,921		767,996
CSN Madeira	309,999		17,111		244,238		571,348
CSN Islands VII		486,483		(35,132)			451,351
GalvaSud						221,414	221,414
CBS Previdência						160,263	160,263
MRS Logística						62,345	62,345
CSN Energia					23,979		23,979
INAL					22,033	168	22,201
CSN Aceros					16,003		16,003
Ersa						9,813	9,813
Ita Energética						7,182	7,182
Other (*)						404	404
Total on 06/30/2008	2,255,820	1,916,021	1,068,674	(44,606)	560,603	461,589	6,218,101

Total on 03/31/2008	2,507,513	2,246,494	1,153,774	(139,218)	614,890	217,845	6,601,298

(1)	Contracts in US$ - CSN Export: interest from 6.15% to 7.46% p.a. with maturity on May 6, 2015.
Contracts in US$ - Cinnabar: interest from 5.75% to 10.0% p.a. with maturity on January 13, 2017.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity on September 26, 2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity on January 17, 2012.
(2)	Contracts in US$ - CSN Iron Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on September 12, 2008.
Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on December 15, 2013.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.
Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.
(3)	Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.
(*) OTHER: Prada, Metalic, Nacional Minérios and Fundação CSN.

c) Results

Companies	Income				Expenses

		Interest and			Interest and
	Products	monetary		Products	monetary
	and	and	Total	and	and	Other	Total
	services	exchange		services	exchange
		variations			variations

CSN Export	331,206	(19,055)	312,151	248,209	(58,278)		189,931
INAL	515,984		515,984	211,500			211,500
Companhia Metalúrgica Prada	132,989	2,042	135,031	46,328			46,328
GalvaSud	221,988		221,988	135,305			135,305
Cia Metalic Nordeste	25,893		25,893	15,518			15,518
INAL Nordeste	27,579		27,579	11,283			11,283
Nacional Minérios	47,106		47,106	21,944			21,944
Transnordestina		7,795	7,795
MRS Logística	2		2	213,479			213,479
Cinnabar		(759)	(759)		(125,540)		(125,540)
CSN Iron					(65,413)		(65,413)
CSN Madeira	140,997	(8,166)	132,831	61,131	(52,142)		8,989
CSN Islands VII		19,065	19,065		(8,084)		(8,084)
CSN Islands VIII		32,142	32,142		(24,148)		(24,148)
Exclusive Funds		(280,046)	(280,046)
Ersa				10,484			10,484
Itá Energética				56,087			56,087
Other (*)	203		203		(1,804)	(60)	(1,864)

Total on 06/30/2008	1,443,947	(246,982)	1,196,965	1,031,268	(335,409)	(60)	695,799

Total at 06/30/2007	1,720,596	(403,602)	1,316,994	1,434,623	(536,851)	17,751	915,523

(*) OTHER: CSN Cimentos, Fundação CSN, CSN Aceros, Tecon and CBS Previdência

6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

	Consolidated		Parent Company

	06/30/2008	03/31/2007	06/30/2008	03/31/2007

Current
Cash and Cash Equivalents
Cash and Banks	370,558	176,144	188,854	39,515

Marketable Securities
In Brazil:
Exclusive investment funds			176,646	317,356
Brazilian government securities	369,440	726,655
Fixed income and debentures	164,328	255,061	1,143	96
Derivatives		32,724

	533,768	1,014,440	177,789	317,452
Abroad:
Time Deposits	775,667	532,702	12,286	34,722
Derivatives	1,980,144	1,740,451

	2,755,811	2,273,153	12,286	34,722

Total Marketable Securities	3,289,579	3,287,593	190,075	352,174

Non-current
Investments abroad	15,919	17,491
Debentures and other securities (net of provision)	90,834	90,834	90,834	90,834

	106,753	108,325	90,834	90,834

The available financial resources, in the parent company and in subsidiaries headquartered in Brazil, are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with daily liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds are audited or reviewed by independent auditors and its assets account for possible losses in investments and operations carried out by those funds. The Company may be called to account for the operation fees of the fund (management, custody and audit fees) as well as to ensure the shareholders’ equity in the event of losses resulting from interest, exchange rate or other financial asset changes.

The Company holds 77% of the debentures issued by Companhia Brasileira de Latas (CBL) in 2002, in the amount of R$212,870 and provision for losses in the amount of R$123,197, recorded in the non-current assets as of June 30, 2008. The Management believes that the provision is adequate to support possible losses in the realization of assets. CSN is CBL’s main supplier of raw material.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Domestic market
Subsidiaries			203,568	138,508
Other customers	1,098,317	837,144	588,551	526,954

	1,098,317	837,144	792,119	665,462
Foreign market
Subsidiaries			674,909	731,524
Other customers	255,825	363,534	4,705	8,482

	255,825	363,534	679,614	740,006
Advance on Export Contracts (ACE)	(294,502)	(323,583)	(294,502)	(323,583)
Allowance for doubtful accounts	(143,710)	(133,802)	(99,471)	(88,582)

	915,930	743,293	1,077,760	993,303

8. INVENTORIES

	Consolidated		Parent Company

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Finished products	385,392	421,933	268,757	298,085
Work in process	273,357	295,147	235,244	250,132
Raw materials	917,548	822,862	594,925	505,217
Supplies	629,524	596,085	535,802	502,831
Provision for losses	(19,807)	(18,249)	(17,755)	(16,222)
Materials in transit	146,953	54,972	51,712	8,744

	2,332,967	2,172,750	1,668,685	1,548,787

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution Taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets and liabilities and their respective carrying value.

Pursuant to the CVM Instruction 371/02, some of the Company’s subsidiaries, based on the expectation of future taxable income determined by technical valuation approved by Management, recorded tax credits on tax losses carryforward and negative bases of social contribution of previous years. These credits have no statutory limitation and their offsetting is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed monthly and projections are reviewed annually. If there are any material aspects that may change the projections, these projections will be revised during the year.

	Consolidated		Parent Company

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Current assets
Income tax	339,245	307,585	255,852	228,314
Social contribution	120,654	109,204	90,458	80,544

	459,899	416,789	346,310	308,858

Non-current assets
Income tax	466,819	472,719	400,828	411,983
Social contribution	159,637	158,286	135,637	136,178

	626,456	631,005	536,465	548,161

Current liabilities
Income tax	125,739	129,459	102,004	110,798
Social contribution	45,266	46,605	36,721	39,887

	171,005	176,064	138,725	150,685

Non-current liabilities
Income tax	1,438,733	1,484,714	1,368,982	1,396,067
Social contribution	542,108	534,497	492,834	502,584

	1,980,841	2,019,211	1,861,816	1,898,651

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Income
Income tax	4,896	30,823	3,835	(13,388)
Social contribution	5,195	38,846	4,221	22,710

	10,091	69,669	8,056	9,322

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

			06/30/2008				03/31/2008

	Income tax		Social contribution		Income tax		Social contribution

	Short- Term	Long-Term	Short- Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term

Assets
Provisions for contingencies	34,474	279,470	12,411	100,609	37,381	265,505	13,457	95,582
Provision for interest on
shareholders’ equity	27,745		9,988		29,823		10,736
Provision for payment of private
pension plans	13,326	26,740	4,797	9,626	13,059	35,995	4,701	12,958
Taxes under litigation		24,057				33,711
Other provisions	180,307	70,561	63,262	25,402	148,051	76,772	51,650	27,638

	255,852	400,828	90,458	135,637	228,314	411,983	80,544	136,178

Liabilities
Income and social contribution taxes
on revaluation reserve	102,000	1,368,982	36,720	492,834	102,000	1,396,067	36,720	502,584
Other	4		1		8,798		3,167

	102,004	1,368,982	36,721	492,834	110,798	1,396,067	39,887	502,584

(c) The reconciliation between the income and social contribution taxes expenses and revenues of the parent company and consolidated and the application of the effective rate on net income before Income tax (IR) and Social Contribution (CSL) are shown as follows:

				Parent
		Consolidated		Company

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Income before income and social contribution taxes	2,442,785	2,334,927	2,367,493	2,283,753
Combiined statutory rates	34%	34%	34%	34%

Income Tax / Social Contribution at the combined tax rate	(830,547)	(793,875)	(804,948)	(776,476)
Adjustments to reflect the effective tax rate:
Non-deductible expenses	(12,908)	2,648	(8,994)	(10,966)
Benefit of Interest on shareholders’ equity – JCP	37,715	25,413	37,715	25,413
Equity income of subsidiaries at different rates or which are not
taxable	171,933	132,886	221,982	195,226
Goodwill amortization	(38,635)	(6,177)	(2,029)	(6,177)
Tax incentives	10,901	9,951	10,901	9,951
Other permanent (additions) deductions	17,013	9,304	(79)	9,191

Income and social contribution taxes on net income for the period	(644,528)	(619,850)	(545,452)	(553,838)

Effective rate	26%	27%	23%	24%

10. INVESTMENTS

a) Direct investments in subsidiaries and jointly-owned subsidiaries

					06/30/2008			03/31/2008

				Net			Net	Shareholders’
Companies	Number of		Direct	Income	Shareholders’	Direct	Income	Equity
	shares (in units)		Investment	(loss) for	Equity (unsecured	Investment	(loss) for	(unsecured

	Common	Preferred	%	the period	liabilities)%		the period	liabilities)

Steel
GalvaSud	11,801,406,867		15.29	26,824	743,013	15.29	25,569	716,190
CSN I	3,332,250,934	6,664,501,866	99.99	15,770	658,750	99.99	14,701	642,980
INAL	421,408,393		99.99	6,837	633,430	99.99	(574)	626,592
Cia. Metalic
Nordeste	87,868,185	4,424,971	99.99	590	155,454	99.99	857	154,847
INAL Nordeste	37,800,000		99.99	(13)	53,819	99.99	(923)	53,354
CSN Aços Longos	41,830,119		99.99		36,807	99.99		1
Nacional Siderurgia	1,000,000		99.99		1,000	99.99		1,000
CSN Steel	480,726,588		100.00	777	1,342,496	100.00	64,154	1,469,587
CSN Overseas	7,173,411		100.00	(19,201)	843,423	100.00	43,310	943,531
CSN Panama	4,240,032		100.00	149,553	829,898	100.00	78,462	739,781
CSN Energy	3,675,319		100.00	398,131	1,379,643	100.00	247,052	1,062,836
CSN Export	31,954		100.00	(328)	106,156	100.00	9,794	116,033
CSN Islands VII	20,001		100.00	(698)	31,738	100.00	80	650
CSN Islands VIII	1,000		100.00	(692)	3,134	100.00	19	4,201
CSN Islands IX	1,000		100.00	(1,010)	3,085	100.00	(873)	4,585
CSN Islands X	1,000		100.00	(510)	(24,471)	100.00	(992)	(26,230)
CSN Islands XI	1,000		100.00			100.00

Logistics
MRS Logistica	188,332,667	151,667,333	32.93	148,420	1,470,976	32.93	121,445	1,322,556
Transnordestina
Logística	296,848,874		71.24	(7,104)	36,692	46.88	(5,664)	(92,357)
Sepetiba Tecon	254,015,053		99.99	1,077	168,675	99.99	2,545	165,796

Energy
Itá Energética	520,219,172		48.75	8,655	594,325	48.75	9,281	592,704
CSN Energia	1,000		99.90	1,072	93,510	99.90	7,176	92,454

Mining
ERSA	34,236,307		99.99	2,769	32,522	99.99	997	29,753
Nacional Minérios	30,000,000		99.99	48,163	96,406	99.99	(12,818)	48,243
Congonhas Minérios	5,010,000		99.99	33	5,244	99.99	129	5,211
Pelotização Nacional	1,000,000		99.99		1,000	99.99		1,000
Minas Pelotização	1,000,000		99.99		1,000	99.99		1,000

Cement
CSN Cimentos	32,779,940		99.99	(2,113)	(22,943)	99.99	(2,013)	(20,831)

b) Movement of investments

	03/31/2008							06/30/2008

	Opening	Balance of	Additions (write-offs)			Equity pick-up		Closing	Balance of

Companies	balance of	provision	Capital			and provision	Goodwill	balance of	provision
	investments	for losses	increase	Dividends	Other (2)	for losses	amortization (1)	investments	for losses

Steel
GalvaSud	109,507					4,101		113,608
CSN I	642,980					15,768		658,748
CSN Steel	1,469,586					(127,090)		1,342,496
INAL	626,591					6,837		633,428
Cia. Metalic Nordeste	154,849					590		155,439
INAL Nordeste	53,354					465		53,819
CSN Aços Longos	1		36,806					36,807
Nacional Siderurgia	1,000							1,000
CSN Overseas	943,532					(100,108)		843,424
CSN Panama	739,783					90,117		829,900
CSN Energy	1,053,951					325,692		1,379,643
CSN Export	116,032					(9,876)		106,156
CSN Islands VII	651		33,411			(2,323)		31,739
CSN Islands VIII	4,201					(1,069)		3,132
CSN Islands IX	4,586					(1,500)		3,086
CSN Islands X		(26,230)				1,759			(24,471)

	5,920,604	(26,230)	70,217			203,363		6,192,425	(24,471)
Logistics
MRS Logistica	435,541					48,878		484,419
Transnordestina Logística		(43,296)	136,154		(60,277)	(6,440)		26,141
Sepetiba Tecon	165,795					2,879		168,674

	601,336	(43,296)	136,154		(60,277)	45,317		679,234
Energy
Itá Energética	288,943			(3,429)		4,219		289,733
CSN Energia	92,362					1,055		93,417

	381,305			(3,429)		5,274		383,150
Mining
ERSA	63,571					2,768	(4,058)	62,281
Nacional Minérios	48,244					48,163		96,407
Congonhas Minérios	5,211					33		5,244
Pelotização Nacional	1,000							1,000
Minas Pelotização	1,000							1,000

	119,026					50,964	(4,058)	165,932
Cement
CSN Cimentos		(20,830)				(2,113)			(22,943)

Total MEP	7,022,271	(90,356)	206,371	(3,429)	(60,277)	302,805	(4,058)	7,420,741	(47,414)

Other Investments	31							31

Total Investments	7,022,302	(90,356)	206,371	(3,429)	(60,277)	302,805	(4,058)	7,420,772	(47,414)

(1) It composes the parent company’s equity pick-up, and the consolidated balance of goodwill to amortize is shown in item (e) of this note.
(2) It refers to the percentage loss due to the capital increase resulted from the issue of 136,153,257 common shares.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products services center, ii) installation and operation of a hot-immersion galvanization steel line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production, iv) just-in-time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry.

CSN holds 15.29% of GalvaSud’s capital stock directly and 84.71% indirectly through wholly-owned subsidiary CSN I.

• INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

Located in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as service and distributor center for CSN’s steel products. INAL serves the industrial, automotive, home appliance, home building, and machinery and equipment segments, among others.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the company has as its main purpose to reprocess and distribute CSN’s steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in the States of São Paulo, Minas Gerais, Santa Catarina and Rio Grande do Sul and has as main activities the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

For the manufacturing of its products, Prada uses as raw material tinplates supplied by CSN, which is its indirect parent company by means of INAL.

• CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the company has as corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit is considered as one of the world’s most modern and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly focused on the North and Northeast markets of Brazil, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program to the Operation of Companies, established by the Government of the State of Ceará, which has as main purpose the promotion of the industrial development and job generation in the State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the Auction occurred on September 3, 1998, which allows the exploitation of the containers terminal for the term of 25 years, extendable for another term of 25 years.

• CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$59,129 (R$59,129 as of March 31, 2008), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under construction, which will have the production and trading of cement as main purpose. CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks. The results verified in this company refer to expenses related to residual expenditures resulting from activities of projects, constructions and assemblies, which were stopped in 2002, when the company was called FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA – ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in UPV for the production of tin plates, is located in Ariquemes.

• NACIONAL MINÉRIOS - NAMISA

The company is headquartered in the city of Congonhas, State of Minas Gerais, and its main purpose is the trading of own iron ore obtained from mining companies or other companies that trade this raw material, with special focus on exports.

The main operations are developed in the city of Congonhas, State of Minas Gerais, and in Itaguaí, State of Rio de Janeiro.

In July 2007, NAMISA acquired all the shares of the mining company Companhia de Fomento Mineral – CFM, a mining company which has a production capacity of 6 million tonnes of iron ore per year. On March 30, 2008 NAMISA incorporated at book value the net assets of CFM in the amount of R$30,838, and CSN analyzes the potential sale, partial or total, of this company.

d) Additional information on the main jointly-owned subsidiaries

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Quarterly Financial Information of the Company, in accordance with the interest described in item (a) of this Note.

	06/30/2008				03/31/2008

	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA

Current Assets	49,109	1,236,993	59,327	66,682	683,787	79,905
Non-Current Assets	462,741	2,656,173	961,054	407,819	2,315,149	970,969
Long-term assets	37,485	285,610	4,373	35,760	284,799	4,269
Investments, Property, Plant and
Equipment and Deferred Charges	425,256	2,370,563	956,681	372,059	2,030,350	966,700

Total Assets	511,850	3,893,166	1,020,381	474,501	2,998,936	1,050,874

Current Liabilities	44,190	1,037,797	110,069	42,923	864,087	120,394
Non-Current Liabilities	430,968	1,384,393	315,987	523,935	812,293	337,776

Shareholders’ Equity	36,692	1,470,976	594,325	(92,357)	1,322,556	592,704

Total Liabilities and Shareholders’ Equity	511,850	3,893,166	1,020,381	474,501	2,998,936	1,050,874

			06/30/2008	06/30/2007

	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA

Net revenue	32,105	1,609,144	103,798	30,658	1,017,350	98,419
Cost of Goods and Services Sold	(30,186)	(998,846)	(26,130)	(35,679)	(544,498)	(26,394)

Gross Income (Loss)	1,919	610,298	77,668	(5,021)	472,852	72,025
Operating Revenue (Expenses)	(5,456)	18,593	(25,614)	(7,971)	(57,404)	(19,952)
Net Financial Income	(9,601)	(201,990)	(24,839)	(17,464)	(16,181)	(22,661)

Operating Income (Loss)	(13,138)	426,901	27,215	(30,456)	399,267	29,412
Non-Operating Income	370	(10)	-		(5,524)	93

Profit (Loss) before income and social
contribution taxes	(12,768)	426,891	27,215	(30,456)	393,743	29,505
Current and deferred income and
social contribution taxes		(157,026)	(9,279)		(133,879)	(10,058)

Net Income (Loss) for the period	(12,768)	269,865	17,936	(30,456)	259,864	19,447

• TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another period of 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises 7 States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA), which serves this network and includes, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary in one single company. In addition, BNDESPar became the holder of a direct investment in Transnordestina, thus making feasible the use of funds from FINOR (Northeast Investment Fund) for the project called “Transnordestina”.

In accordance with the Annual General Meeting held on May 12, 2008, the corporate name of former CFN was changed to Transnordestina Logística S.A.

On May 12, 2008, CSN capitalized AFACs in the amount of R$136,153 and the interest changed from 46.88% to 71.24% .

• MRS LOGÍSTICA

The Company’s main objective is to exploit and to develop public rail cargo transport service for the Southeast network – which comprises the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte.

MRS entered into a concession agreement with the Federal Government on December 1, 1996 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the southeast network. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network for the same period of the concession and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of Itaguaí, to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, for the outflow of production.

• ITÁ ENERGÉTICA S.A. – ITASA

Itasa holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000, executed between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Goodwill on acquisition of investments

As of June 30, 2008, the Company maintained recorded the amount of R$836,954 (R$896,106 as of March 31, 2008), net of amortizations, related to goodwill based on the expectation of future profits, with amortization up to five years.

	Balance at	Amortization /	Balance at
Goodwill on Investments:	03/31/2008	write-offs	06/30/2008	Investor

Parent Company
Ersa	33,820	(4,058)	29,762	CSN
Sub-total parent company	33,820	(4,058)	29,762
GalvaSud	34,800	(6,961)	27,839	CSN I
CSN LLC	6,143	(2,948)	3,195	CSN Panama
Prada	57,474	(3,831)	53,643	INAL
Lusosider	10,899	(1,724)	9,175	CSN Steel
CFM	752,970	(39,630)	713,340	NAMISA

Total Consolidated	896,106	(59,152)	836,954

f) Additional information on indirect interests abroad:

• Companhia Siderúrgica Nacional – LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a pickling line for hot spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-rerolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Its products may be used in the packaging industry, in civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company

				06/30/2008	03/31/2008

	Depreciation,		Accumulated
	depletion and		depreciation,
	amortization rate	Revalued	depletion and
	(% p.a.)	Cost	amortization	Net	Net

Machinery and equipment	9.41	8,023,570	(896,667)	7,126,903	7,278,410
Mines and mineral deposits	3.81	2,560,776	(111,915)	2,448,861	2,473,780
Buildings	3.89	970,585	(47,751)	922,834	926,067
Other assets	20.00	239,822	(92,708)	147,114	142,802
Furniture and fixtures	10.00	106,007	(92,304)	13,703	13,498
Land		413,244		413,244	412,089
Property, plant and equipment in progress		1,581,660		1,581,660	1,351,931

		13,895,664	(1,241,345)	12,654,319	12,598,577

	Consolidated

				06/30/2008	03/31/2008

Machinery and equipment		9,412,708	(1,266,232)	8,146,476	8,299,941
Mines and mineral deposits		2,565,791	(112,024)	2,453,767	2,481,774
Buildings		1,636,614	(151,831)	1,484,783	1,490,737
Other assets		1,411,342	(435,450)	975,892	832,321
Furniture and fixtures		127,341	(107,837)	19,504	19,642
Land		474,695		474,695	475,056
Property, plant and equipment in progress		2,123,743		2,123,743	1,782,006

		17,752,234	(2,073,374)	15,678,860	15,381,477

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of the CVM Resolution 183/95, the shareholders approved the reappraisal report which included land, buildings, improvements, Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas do Campo, Itaguaí, Barueri and Araucária, as well as the Company’s real estate properties for operating support.

In order to maintain procedures uniform, the Company also performed the reappraisal of the assets of the subsidiaries GalvaSud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries.

The portion of depreciation, depletion and write-off of the revaluated assets, absorbed in the result of each year, is transferred in shareholders’ equity in equal amount, from the revaluation reserve to retained earnings, thus, composing the base for the distribution of dividends. In the first half of 2008, this amount net of income and social contribution taxes amounted to R$147,458.

For the jointly-owned subsidiaries (MRS and ITASA), property, plant and equipment are recorded by the cost of acquisition, formation or construction and are presented in this note, mainly in the group of other assets.

As of June 30, 2008, the Company presented R$6,218,847 (R$6,327,186 as of March 31, 2008) as revaluation of own assets and R$218,802 (R$221,896 as of March 31, 2008) as subsidiaries’ assets, net of depreciation.

The financial charges capitalized in the quarter amounted to R$20,559 in the parent company and R$22,328 in the consolidated. These charges are determined on the financing agreements for the company’s mining and cement projects.

As of June 30, 2008, the assets provided as collateral for financial operations amounted to R$47,985 (R$47,985 as of March 31, 2008).

12. DEFERRED CHARGES

				Consolidated

			06/30/2008	03/31/2008

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(35,531)	3,979	5,831
Expansion projects	193,905	(139,581)	54,324	62,136
Pre-operating expenses	116,428	(90,419)	26,009	56,472
Other	277,922	(128,360)	149,562	97,548

	627,765	(393,891)	233,874	221,987

				Parent Company

			06/30/2008	03/31/2008

		Accumulated
	Cost	Amortization	Net	Net

Information technology projects	39,510	(35,531)	3,979	5,831
Expansion projects	193,905	(139,581)	54,324	62,136
Other	155,445	(47,474)	107,971	94,693

	388,860	(222,586)	166,274	162,660

The information technology projects are represented by projects for automation and computerization of operating processes that aim to reduce costs and increase the Company’s competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of this production.

The amortization of the deferred charges related to information technology projects and other projects in the first half of 2008 was in the amount of R$30,568 (R$26,927 in the first half of 2007), of which R$25,641 (R$20,777 in the first half of 2007) was allocated to production costs and R$4,927 (R$6,150 in the first half of 2007) was allocated to selling, general and administrative expenses.

Funds applied in deferred assets are amortized on a straight-line basis over the time period expected for future benefits, not exceeding 10 years.

13. LOANS, FINANCING AND DEBENTURES

				Consolidated			Parent Company

		Current Liabilities		Non- current Liabilities		Current Liabilities		Non- current Liabilities

	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

FOREIGN CURRENCY
Long-Term Loans
Advance on Export Contracts	263,121	107,074	292,308	90,592	263,121	107,074	292,308	90,592
Prepayment	179,375	177,666	1,529,806	1,346,994	204,158	247,233	3,066,775	2,965,775
Perpetual Bonds	23,945	26,309	1,193,925	1,311,825
Fixed Rate Notes	488,251	529,423	1,512,305	1,661,645	499,802	613,445	2,380,539	2,717,339
Import Financing	60,995	74,851	148,004	142,933	56,000	65,629	74,265	87,849
BNDES/Finame	2,042	1,404	73,715	81,847	1,961	1,324	69,217	76,905
Other	141,945	149,628	266,820	297,661	8,529	8,761	9,313	10,232

	1,159,674	1,066,355	5,016,883	4,933,497	1,033,571	1,043,466	5,892,417	5,948,692

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	180,778	143,003	1,160,912	1,086,026	120,991	88,616	695,971	704,700
Debentures (Note 14)	451,921	412,077	636,855	640,950	388,267	347,929	600,000	600,000
Other	39,626	31,127	82,901	73,907	105,372	100,989	4,550	4,900

	672,325	586,207	1,880,668	1,800,883	614,630	537,534	1,300,521	1,309,600

Total Loans and Financing	1,831,999	1,652,562	6,897,551	6,734,380	1,648,201	1,581,000	7,192,938	7,258,292

Derivatives	67,839	(35,075)			(38,078)	(174,292)

Total Loans, Financing and Derivatives	1,899,838	1,617,487	6,897,551	6,734,380	1,610,123	1,406,708	7,192,938	7,258,292

As of June 30, 2008, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company

2009	454,024	6.6%	382,069	5.3%
2010	1,658,926	24.1%	893,409	12.4%
2011	595,582	8.6%	568,446	7.9%
2012	1,379,459	20.0%	1,370,373	19.1%
After 2012	1,615,635	23.4%	3,978,641	55.3%
Perpetual Bonds	1,193,925	17.3%

	6,897,551	100.0%	7,192,938	100.0%

Interest on loans, financing and debentures have the following interest whose annual rates as of June 30, 2008 are presented as follows:

	Consolidated		Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	182,365	2,304,284		3,719,239
From 7.1 to 9%	545,857	513,231	371,405	1,809,618
From 9.1 to 11%	602,789	3,254,329	456,983	1,295,310
Above 11%	1,195,658		1,086,763
Variable	128,147	70,729	101,821	(38,078)

	2,654,816	6,142,573	2,016,972	6,786,090

		8,797,389		8,803,061

Percentage composition of total loans, financing and debentures, by contracted currency/index of origin:

		Consolidated		Parent Company

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Local Currency
CDI	10.93	8.76	8.29	7.04
IGPM	4.76	4.81	5.22	4.99
TJLP	15.31	14.77	9.28	9.16
IGP-DI	0.13	0.14	0.13	0.14
Other currencies	0.21	0.09
	31.34	28.57	22.92	21.33

Foreign Currency
US dollar	67.78	71.70	55.72	54.70
Yen			21.79	25.96
Euro	0.11	0.15		0.02
Other currencies	0.77	(0.42)	(0.43)	(2.01)
	68.66	71.43	77.08	78.67

	100.00	100.00	100.00	100.00

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp.. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

As of June 30, 2008 loans with certain agents have certain restrictive clauses which are adequately complied with.

The Company contracts derivative operations with the purpose of minimizing significant fluctuation risks in the parity between the Real and foreign currencies.

The loans, financings and debentures recorded in equity accounts as of June 30, 2008, whose estimated market value is different from the book value, are represented as follows:

	Consolidated		Parent Company

	Book Value	Market Value	Book Value	Market Value

Loans, financings and debentures (short and long-term)	8,797,389	9,035,846	8,803,061	8,767,503

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table and do not consider the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 16.

	06/30/2008	03/31/2008

Property, Plant and Equipment	47,985	47,985
Personal Guarantee	63,094	68,391
Imports	67,172	85,087
Securitizations (Exports)	148,048	224,032

	326,299	425,495

The securitization operations carried out through the subsidiary CSN Export have certain covenants, which were adequately complied with on June 30, 2008.

Funding and amortization in the current period are demonstrated in the tables below:

						Funding

Company	Description	Principal (millions)	Issue	Term	Maturity	Interest rate (p.a.)

CSN	BNDES	R$9	02/26/2008	7 years	02/15/2014	TJLP + 2.7% to 3.2%
Cimentos	BNDES	R$23	04/25/2008	7 months	12/15/2008	TJLP + 0.8%
CSN	Third-party Prepayment	R$100	05/05/2008	4.11 year	04/02/2013	CDI

Total funding in R$		R$132

CSN Madeira	CSFB	US$80	01/16/2008	7 months	08/01/2008	4.21%
CSN	ACC	US$20	03/19/2008	1 year	03/16/2009	3.25%
CSN	ACC	US$100	05/02/2008	11 months	04/27/2009	4.81%
CSN	ACC	US$100	05/02/2008	1.11 year	04/22/2010	4.98%
CSN	ACC	US$30	05/02/2008	1.05 year	10/23/2009	4.78%
CSN	Third-party Prepayment	US$150	05/19/2008	7 years	05/12/2014	4.78%

Total funding in US$		US$480

				Amortization

Company	Description	Principal (million)	Settlement	Interest rate (p.a.)

CSN	ACC/ACE	US$60	Jan / 2008	6.00%
CSN	Third-party Loans	US$1	Feb / 2008	6.24%
CSN Export	Third-party Loans	US$14	Feb / 2008	7.28 and 7.43%
CSN Madeira	Third-party Loans	US$32	Mar / 2008	5.51%
CSN	Third-party Loans	US$2	Apr / 2008	6.30%
CSN Export	Third-party Loans	US$14	May / 2008	7.28 and 7.43%
CSN	Third-party Loans	US$1	Jun / 2008	6.24 to 8.50%
CSN	Equipment Import	US$1	Mar / 2008	5.00 to 8.50%
CSN	Equipment Import	US$1	Apr / 2008	6.30%
CSN	Equipment Import	US$1	May / 2008	5.57 to 8.40%
CSN Export	Securitization	US$29	Feb and May / 2008	7.28 to 7.43%

Total amortization in US$		US$154

14. DEBENTURES

(a) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in the Shareholders’ Equity as Capital Reserve, subsequently used in the stock repurchase program.

The debentures of this 1st tranche issue, amounting to R$250,000, representing 25,000 debentures, were redeemed on December 1, 2006, as provided for in the deed.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

(b) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in the Shareholders’ Equity as Capital Reserve and subsequently used in the stock repurchase program.

Compensation interest is applied on the face value balance of these debentures, representing 103.6% of the Cetip’s CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

15. DERIVATIVES AND FINANCIAL INSTRUMENTS

General Considerations

The Company’s business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks’ (UPV) needs. The Company also sells the surplus production. In order to finance its activities, the Company often resorts to the domestic and international capital markets, and due to the debt profile it seeks, part of the Company’s debt is denominated in U.S. dollar.

As of June 30, 2008, the consolidated position of the derivative agreements was as follows:

	Agreement		Book Value	Fair Value

	Maturity	Notional Value

Variable income swap (*)	Sep-3- 08	US$49,223 thousand	R$1,980,144 thousand	R$1,979,794 thousand
Exchange swaps registered with CETIP	Jul-1- 08	US$125,000 thousand	R$(4,129) thousand	R$(5,869) thousand
CSFB interest swaps Libor x CDI	Aug-12- 08	US$150,000 thousand	R$(2,399) thousand	R$(2,377) thousand
Exchange swaps registered with CETIP (contracted by exclusive funds)	Jul-1- 08	US$1,300,000 thousand	R$(58,603) thousand	R$(58,603) thousand
	Mar-16- 09	US$20,000 thousand	R$(2,707) thousand	R$(2,707) thousand

(*) In the quarter, the non-cash swap agreement with UBS Pactual maturing on July 31, 2008 had addenda to it, including counterparties Symmetry Funds, UBS Strategy Fund and Fruhing Fund, postponing settlement to September 3, 2008. These addenda establish a compensation of the positive price variation of variable income assets plus the Company’s dividends - American Depositary Receipts - “ADR“, while subsidiary CSN Madeira commits to pay the same notional value adjusted at the pre-fixed rate of 6.2569% per annum in US dollars.

These addenda to the swap are pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional, with the purpose of increasing the return of financial assets, exposing shares with higher historical long-term return in relation to fixed income assets, thus reducing the impact of the cost of long-term debt in the Company’s result.

The balance of unrealized gains in this operation up to June 30, 2008, is R$1,980,144 of which R$268,317 and R$508,009 relative to the last quarter and half, respectively.

I - Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian reais, as of June 30, 2008, R$6,176,557 or 70% of the Company’s consolidated loans and financing (except derivates) were denominated in foreign currency (R$5,999,852 or 72% as of March 31, 2008). As a result, the Company is subject to variations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swap contracts, and exchange option contracts.

Exchange swap transactions

Exchange swap agreements aim to protect its liabilities denominated in foreign currency against the devaluation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities for Interbank Deposit Certificate - CDI. The notional value (reference) of these swaps as of June 30, 2008, was US$1,445,000 thousand.

Swap transactions - Libor x CDI

Swap transactions are utilized to protect liabilities indexed at US Dollar Libor from variations in Brazilian interest rates. The Company has executed swaps of its liabilities indexed at Libor for Interbank Deposit Certificates (CDI). The notional value (reference) of these swaps as of June 30, 2008 was US$150,000 thousand.

II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

III – Derivatives associated with other price fluctuation risks of financial assets

Variable income swap agreements

The outstanding agreements as of June 30, 2008 were the following:

Date of Issue	Maturity date of agreements	Notional value (US$ thousand)	Assets		Liabilities		Curve value (book value)		Fair value

			06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

4/7/2003	7/31/2008	35,835	1,527,040	1,359,722	86,320	93,428	1,440,719	1,266,295	1,440,464	1,264,581
4/9/2003	7/31/2008	5,623	237,879	211,814	13,538	14,652	224,341	197,161	224,301	196,893
4/10/2003	7/31/2008	1,956	85,429	76,068	4,709	5,096	80,721	70,973	80,707	70,879
4/11/2003	7/31/2008	1,032	44,114	39,281	2,482	2,686	41,633	36,594	41,625	36,545
4/28/2003	7/31/2008	1,081	42,163	37,543	2,588	2,802	39,575	34,742	39,567	34,690
4/30/2003	7/31/2008	76	2,969	2,645	183	198	2,786	2,446	2,786	2,443
5/14/2003	7/31/2008	192	7,805	6,949	459	497	7,346	6,453	7,345	6,444
5/15/2003	7/31/2008	432	17,731	15,787	1,030	1,115	16,700	14,673	16,697	14,652
5/19/2003	7/31/2008	1,048	45,048	40,112	2,496	2,701	42,552	37,411	42,545	37,361
5/20/2003	7/31/2008	264	11,707	10,425	627	679	11,080	9,746	11,078	9,733
5/21/2003	7/31/2008	415	19,173	17,071	986	1,067	18,187	16,005	18,184	15,985
5/22/2003	7/31/2008	326	15,101	13,445	776	840	14,325	12,607	14,323	12,591
5/28/2003	7/31/2008	439	19,597	17,449	1,043	1,129	18,554	16,321	18,551	16,301
5/29/2003	7/31/2008	408	18,579	16,543	968	1,048	17,611	15,496	17,608	15,477
6/5/2003	7/31/2008	96	4,242	3,776	228	247	4,014	3,530	4,013	3,525

		49,223	2,098,577	1,868,632	118,433	128,184	1,980,144	1,740,451	1,979,794	1,738,101

IV – Consolidated balance sheet classified by currency

	06/30/2008

	U.S. Dollar	Euro	Other Foreign Currencies	Reais	Total

Current Assets	1,397,342	2,871,687	14,229	3,853,179	8,136,437
Cash and Cash equivalents	78,386	88,673		203,499	370,558
Marketable Securities	265,501	2,482,286	8,024	533,768	3,289,579
Customers	754,348	144,877		16,705	915,930
Inventories	152,576	131,756		2,048,635	2,332,967
Insurance Claimed				186,247	186,247
Deferred Income and Social Contribution Taxes	343			459,556	459,899
Other	146,188	24,095	6,205	404,769	581,257
Non-current Assets	167,563	125,889		18,600,520	18,893,972
Long-term Assets	49,596	15,919		2,077,234	2,142,749
Financial Investments		15,919		90,834	106,753
Deferred Income and Social Contribution Taxes				626,456	626,456
Judicial Deposits				729,764	729,764
Other	49,596			630,180	679,776
Permanent	117,967	109,970		16,523,286	16,751,223

Total	1,564,905	2,997,576	14,229	22,453,699	27,030,409

Current Liabilities	1,897,384	199,989	7,931	2,985,838	5,091,142
Loans, Financing and Debentures	1,042,966	134,541		722,331	1,899,838
Accounts Payable to Suppliers	813,354	63,280	7,931	351,695	1,236,260
Deferred Income and Social Contribution Taxes				171,005	171,005
Taxes payable	25,471	417		993,274	1,019,162
Other	15,593	1,751		747,533	764,877
Non-current Liabilities	4,821,506	200,928	251	7,686,899	12,709,584
Loans, Financing and Debentures	4,821,506	200,848	251	1,874,946	6,897,551
Contingent Liabilities - Net of Deposits		52		2,584,839	2,584,891
Deferred Income Tax and Social Contribution Taxes				1,980,841	1,980,841
Other		28		1,246,273	1,246,301
Shareholders’ Equity	1,541			9,228,142	9,229,683

Total	6,720,431	400,917	8,182	19,900,879	27,030,409

V - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies’ funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

VI - Fair value

The market values were calculated according to the conditions in the local and foreign markets as of June 30, 2008, for financial transactions with identical features, such as volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company’s Board of Directors.

16. SURETIES AND GUARANTEES

The Company has the following responsibilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$3,883.70 million (R$4,298.00 million on March 31, 2008), for guarantees provided:

	In millions

Companies	Currency	06/30/2008	03/31/2008	Maturity	Conditions
Transnordestina	R$	24.00	24.00	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.00	20.00	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.00	13.00	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.00	23.00	4/6/2009	BNDES loan guarantee
Transnordestina	R$	19.20	19.20	4/28/2009	BNDES loan guarantee
Transnordestina	R$	18.00	18.00	9/18/2008	BNDES loan guarantee
Transnordestina	R$	20.00	20.00	2/16/2009	BNDES loan guarantee
Transnordestina	R$	5.00	5.00	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.00	90.00	12/10/2008	BNDES loan guarantee
Transnordestina	R$	6.50		4/2/2009	BNDES loan guarantee
CSN Cimentos S.A.	R$	0.28	0.28	Indeterminate	To guarantee the Warrantee’s fixed cash debt corresponding to tax credit
CSN Cimentos S.A.	R$	26.99	26.99	Indeterminate	To guarantee the Warrantee’s responsibility in the writ of summons, attachment , evaluation and registration
CSN Cimentos S.A.	R$	7.93	7.93	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax Enforcement
Inal	R$	0.77	0.77	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax Enforcement
Inal	R$	2.87	2.87	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax Enforcement
Inal	R$	0.28	0.28	Indeterminate	To guarantee the Warrantee’s responsibility in the rendering of guarantee agreement no. 180151707
Inal	R$	0.38	0.38	Indeterminate	To guarantee the Warrantee’s responsibility regarding ICMS
Inal	R$	0.17	0.17	Indeterminate	To guarantee the Warrantee’s responsibility regarding ICMS
Inal	R$	6.16	6.16	Indeterminate	To guarantee the Warrantee’s responsibility regarding Tax Enforcement filed by the State of Paraná
Companhia Metalúrgica Prada	R$	0.37	0.37	1/3/2012	To guarantee the Lessee’s responsibility regarding the purchase and sale of electric power
CSN Energia	R$	1.03	1.03	9/14/2008	To guarantee the Lessee’s responsibility regarding Tax Enforcement
Sepetiba Tecon	R$	5.00		6/1/2009	To guarantee the Lessee’s responsibility in the rendering of guarantee agreement no. 181020518
Total in R$		290.9	279.4
CSN Islands VII	US$	275.0	275.0	9/12/2008	Guarantee in Bond issue
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in Promissory Notes issue
Cinnabar	US$	20.0	20.0	12/22/2011	Guarantee in Import Loan
CFM	US$	100.0	100.0	12/31/2009	Guarantee in rendering of external guarantee agreement
INAL Nordeste	US$	20.0	20.0	8/30/2008	Guarantee in opening of documentary credit agreement no. H038232
INAL	US$	6.1	6.1	3/26/2008	Personal guarantee to finance equipment
Sepetiba Tecon	US$		1.4	9/15/2012	Personal guarantee to finance the acquisition of equipment and terminal implementation
Aços Longos	US$		16.7	Indeterminate	Letter of Credit for equipment acquisition
CSN Cimentos	US$	38.7	55.0	8/30/2008	Letter of Credit for equipment acquisition
Nacional Minérios	US$	7.1	13.3	7/19/2010	Collateral by CSN to issue bank guarantee necessary to purchase of Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0	20.0	7/19/2009	Collateral by CSN to issue bank guarantee necessary to purchase of Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$	20.0	20.0	8/6/2008	Collateral by CSN to issue bank guarantee necessary to purchase of Cia. de Fomento Mineral e Participações – CFM
Nacional Minérios	US$	20.0	20.0	7/22/2008	Collateral by CSN to issue bank guarantee necessary to purchase of Cia. de Fomento Mineral e Participações – CFM
Total in US$		2,256.9	2,297.5

17. TAXES PAID IN INSTALLMENTS

The parent company filed a lawsuit pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and in May 2003 an injunction was obtained authorizing the use of the referred credits. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the lawsuit had an unfavorable decision to the Company. In view of such a decision, the Company paid the debit in 60 months. Jointly-owned subsidiary MRS Logística paid the ICMS in the State of Minas Gerais in 120 months.

As of June 30, 2008, the position of the subsidiary’s and the consolidated installments was as follows:

Consolidated			Parent Company

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Corporate Income Tax (IRPJ)	313,084	323,385	313,084	323,385
Social Contribution on Net Income (CSLL)	52,303	54,024	52,303	54,024
Excise Tax (IPI)	246,002	254,047	246,002	254,047
Social Integration Program (PIS)	48,417	50,010	48,417	50,010
Contribution for Social Security Financing (COFINS)	261,534	270,140	261,534	270,140
Value-added tax on sales and services (State of Minas Gerais) (ICMS)	180,902

	1,102,242	951,606	921,340	951,606

Current Liabilities	240,484	211,311	216,616	211,311
Non-current Liabilities	861,758	740,295	704,724	740,295

18. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party to actions and claims of a number of natures in the administrative and judicial situations involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to these actions are shown below:

	06/30/2008			03/31/2008

	Judicial	Liabilities	Net	Judicial	Liabilities	Net
	Deposits	Provisioned	Provisions	Deposits	Provisioned	Provisions

Current
Provisions:
Labor	(43,081)	93,770	50,689	(42,396)	93,981	51,585
Civil	(44,124)	44,124		(46,690)	55,544	8,854

Parent Company	(87,205)	137,894	50,689	(89,086)	149,525	60,439

Consolidated	(91,029)	151,794	60,765	(92,645)	162,299	69,654

Non-current
Provisions:
Environmental	(205)	59,579	59,374	(204)	54,529	54,325
Tax					1,044	1,044

	(205)	59,579	59,374	(204)	55,573	55,369
Legal liabilities questioned in court:
Tax
IPI premium credit	(941,438)	2,151,002	1,209,564	(916,107)	2,119,561	1,203,454
CSL credit on exports		1,100,035	1,100,035		1,026,684	1,026,684
SAT		75,960	75,960	(32,744)	109,957	77,213
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(26,582)	26,582		(26,346)	26,346
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(6,894)	71,137	64,243	(6,894)	69,569	62,675

	(1,028,927)	3,478,729	2,449,802	(1,036,104)	3,406,130	2,370,026
Parent Company	(1,029,132)	3,538,308	2,509,176	(1,036,308)	3,461,703	2,425,395

Consolidated	(1,041,098)	3,625,989	2,584,891	(1,048,036)	3,560,723	2,512,687

Total – Parent Company	(1,116,337)	3,676,202	2,559,865	(1,125,394)	3,611,228	2,485,834

Total – Consolidated	(1,132,127)	3,777,783	2,645,656	(1,140,681)	3,723,022	2,582,341

The provisions for labor, civil, environmental and tax liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, being recorded only the cases classified as risk of probable loss. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest rates.

The Company and its subsidiaries are defending themselves in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.5 billion, R$3.5 billion of which corresponds to tax lawsuits, R$0.2 billion of which corresponds to civil lawsuits and R$0.8 billion of which corresponds to labor and pension proceedings. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provisioned in accordance with the Management’s judgment and with the accounting rules adopted in Brazil.

a) Labor Actions:

On June 30, 2008, the Company was defendant in 9,245 labor grievances (9,128 grievances as of March 31, 2008), with a provision in the amount of R$93,770 (R$93,981 as of March 31, 2008). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the federal government’s economic plans.

b) Civil Actions:

Among the civil judicial proceedings in which the Company takes part, there are primarily lawsuits related to indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$44,124 on June 30, 2008 (R$55,544 on March 31, 2008) was recorded for these demands.

c) Environmental Actions:

As of June 30, 2008, the Company had a provision of R$59,579 (R$54,529 as of March 31, 2008) for expenses related to environmental recovery within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax Proceedings:

• Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial and tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of the Consumer Price Index (IPC), which occurred in January and February 1989, by a percentage of 51.87% (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$332,902 on June 30, 2008 (R$331,959 on March 31, 2008) and a provision of R$20,892 (R$20,892 on March 31, 2008), which represents the portion not recognized by the courts.

(ii) The company filed an action questioning the levying of Social Contribution on Income (CSL) on export revenues, based on Constitutional Amendment no. 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal for the STF was filed, which has not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court until the judgment of the aforementioned Extraordinary Appeal. Up to June 30, 2008, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$1,100,035 (R$1,026,684 on March 31, 2008), plus SELIC interest rate.

• CIDE – Contribution for intervention in the Economic Domain

CSN questions the legality of Law 10168/00, which established the payment of the CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains deposits in court and a provision in the amount of R$26,582 as of June 30, 2008 (R$26,346 as of March 31, 2008), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed against the unfavorable decision of the TRF of the 2nd Region, which have not been judged yet.

• Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, where the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning SELIC rate.

The amount provisioned as of June 30, 2008 totals R$33,121 (R$33,121 as of March 31, 2008).

• Workers’ Compensation Insurance (SAT)

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation.

In addition to the aforementioned thesis, the Company also discussed the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in compliance with the legislation, for those employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably to the Company, and the amounts due in this proceeding in the total amount of R$33,077, which was judicially deposited, were converted into revenue for INSS.

The amount provisioned as of June 30, 2008 totals R$75,960 (R$109,957 as of March 31, 2008), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently waiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion related to the payment of taxes which were offset by IPI premium credits.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit.

The Company maintains provisioned the amount of credits already offset, accrued of default charges until June 30, 2008, which amount R$2,151,002 (R$2,119,561 as of March 31, 2008). The difference between the total amount in litigation and the amount recorded as provision is part of the R$3.5 billion reported above as tax proceedings, considered as possible loss.

On June 30, 2008, the Company maintains judicial deposits for these liabilities in the amount of R$941,438 (R$916,107 on March 31, 2008).

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following up their progress.

• Other

The Company also recorded provisions for proceedings related to FGTS - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, in the amount of R$71,137 as of June 30, 2008 (R$70,613 as of March 31, 2008), which includes legal charges.

19. SHAREHOLDERS’ EQUITY

	Paid-in capital stock	Reserves	Retained earnings	Treasury Shares	Total Shareholders' Equity

BALANCES AT 12/31/2007	1,680,947	6,690,093		(743,430)	7,627,610
Realization of the revaluation reserve of own assets, net of income and social contribution taxes		(69,719)	69,719
Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes		(3,142)	3,142
Cancellation of the Company’s treasury shares			(172,079)	172,079
Proposed interest on shareholders’ equity as of March 31, 2008 (R$0.063118 per share)			(48,567)		(48,567)
Net income for the quarter			771,098		771,098

BALANCES AT 03/31/2008	1,680,947	6,617,232	623,313	(571,351)	8,350,141

Realization of the revaluation reserve of own assets, net of income and social contribution taxes		(71,504)	71,504
Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes		(3,094)	3,094
Proposed interest on shareholders’ equity as of June 30, 2008 (R$0.081842 per share)			(62,359)		(62,359)
Net income for the quarter			1,050,943		1,050,943

BALANCES AT 06/30/2008	1,680,947	6,542,634	1,686,495	(571,351)	9,338,725

i. Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock on June 30, 2008 is in the amount of R$1,680,947, split into 804,203,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

The Company’s bylaws in force as of June 30, 2008 determines that the capital stock can be increased to up to 1,200,000,000 shares, by decision of the Board of Directors.

iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, pursuant to article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv. Revaluation reserve

This reserve covers the revaluations of the Company’s property, plant and equipment, which pursuant to the CVM Resolution 288/98, aimed to adjust the amounts of the Company’s property, plant and equipment to the market value, enabling the Quarterly Financial Information to present assets in values closer to their market or replacement value.

In compliance with the provisions of the CVM Resolution 273/98, a provision was recorded for deferred income and social contribution taxes on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, through the depreciation or write-off of assets, net of income and social contribution taxes, is included for purposes of calculating the minimum mandatory dividend.

v. Treasury shares

The Board of Directors authorized, on May 25, 2005, for a period of 360 days, the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent disposal and/or cancellation.

On January 29, 2007, the Board of Directors authorized the purchase of other 923,628 shares to be also held in treasury for further sale and/or cancellation. The second authorization would expire on January 25, 2008, and the Company repurchased all shares referring to this approval.

At the Extraordinary General Meeting held on June 27, 2008, the Company’s Board of Directors authorized the acquisition of 10,800,000 shares issued by the Company, to be held in treasury and subsequently sold or cancelled. The maximum term for the performance of this operation was July 29, 2008, and no share was acquired in line with this authorization.

As of June 30, 2008, the position of treasury shares was as follows:

Number of shares purchased (in units)	Total value paid for shares	Unit cost of shares			Share Market value at 06/30/2008 (*)

		Minimum	Maximum	Average

34,734,384	R$571,351	R$11.96	R$25.01	R$14.04	R$ 2,473,783

(*) Average quotation of shares on BOVESPA as of June 30, 2008 at the value of R$71.22 per share.

While held in treasury, the shares will have no proprietorship and/or political rights.

vi. Shareholding structure

As of June 30, 2008, the Company’s shareholding structure was as follows:

	Number of Common Shares	Total % of shares	% excluding treasury shares

Vicunha Siderurgia S.A.	348,859,995	43.38%	45.34%
BNDESPAR	32,744,458	4.07%	4.26%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.41%	4.61%
Sundry (ADR - NYSE)	201,235,971	25.02%	26.15%
Other shareholders (approximately 10 thousand)	151,138,163	18.79%	19.64%

	769,469,454	95.68%	100.00%
Treasury shares	34,734,384	4.32%

Total shares	804,203,838	100.00%

At the Extraordinary General Meeting held on January 22, 2008, the Company’s shareholders approved the cancellation of 4,000,000 treasury shares, and also the split of the number of shares representing the Company’s capital stock, operation by which each share of the capital stock started being represented by 3 shares after the split. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was also approved, i.e., each ADR will continue to be represented by one share.

vii. Investment policy and payment of interest on shareholders’ equity and dividends

On December 11, 2000, CSN’s Board of Directors decided to adopt a policy for the distribution of profits which, observing the provisions of Law 6404/76, amended by Law 9457/97, will imply in the distribution of all the Company’s net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the Company’s good financial situation.

20. INTEREST ON SHAREHOLDERS’ EQUITY

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996 and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$62,359 in the quarter, corresponding to the remuneration of R$0.081842 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and not presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, recognized under income and social contribution taxes. The Company’s Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

21. NET REVENUES AND COST OF GOODS SOLD

	Consolidated

	06/30/2008			06/30/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	2,218	4,333,341	(2,177,912)	1,630	3,101,126	(1,426,378)
Foreign market	501	847,900	(675,064)	988	1,544,554	(1,192,646)

	2,719	5,181,241	(2,852,976)	2,618	4,645,680	(2,619,024)

Mining products
Domestic market	2,294	119,887	(59,185)	2,286	111,920	(32,669)
Foreign market	6,089	584,213	(235,547)	1,497	126,362	(91,738)

	8,383	704,100	(294,732)	3,783	238,282	(124,407)
Other sales
Domestic market		660,288	(486,173)		513,082	(405,857)
Foreign market		39,309	(21,908)		62,404	(6,061)

		699,597	(508,081)		575,486	(411,918)

		6,584,938	(3,655,789)		5,459,448	(3,155,349)

	Parent Company

	06/30/2008			06/30/2007

	Tonnes (thousand)	Net revenue	Cost of Goods Sold	Tonnes (thousand)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	2,248	4,155,748	(2,215,415)	1,668	2,984,140	(1,540,346)
Foreign market	258	367,488	(289,585)	774	995,620	(776,653)

	2,506	4,523,236	(2,505,000)	2,442	3,979,760	(2,316,999)

Mining products
Domestic market	3,238	121,296	(41,205)	2,286	111,920	(32,669)
Foreign market	2,131	125,326	(88,826)

	5,369	246,622	(130,031)	2,286	111,920	(32,669)
Other sales
Domestic market		134,160	(88,032)		125,241	(68,828)
Foreign market		6,864	(5,389)		8,033	(6,061)

		141,024	(93,421)		133,274	(74,889)

		4,910,882	(2,728,452)		4,224,954	(2,424,557)

22. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Financial expenses:
Loans and financing - foreign currency	(223,188)	(285,381)	(11,454)	(11,805)
Loans and financing - domestic currency	(94,050)	(104,423)	(81,210)	(92,450)
Related parties			(182,121)	(192,354)
PIS/COFINS on other revenues	(1,026)	317,018	(1,026)	317,023
Interest, fines and interest on tax in arrears	(222,931)	(171,612)	(153,977)	(165,276)
Other financial expenses	(31,310)	(60,474)	(23,397)	(43,160)

	(572,505)	(304,872)	(453,185)	(188,022)

Financial income:
Related parties			(280,046)	(246,855)
Income on financial investments, net of provision for losses	49,172	116,883	2,459	6,035
Income on derivatives	352,792	114,555	(12,451)	(116,029)
Other income	88,547	54,238	85,980	34,305

	490,511	285,676	(204,058)	(322,544)

Net financial result	(81,994)	(19,196)	(657,243)	(510,566)

Monetary variations:
- Assets	511	1,384	2,671	1,017
- Liabilities	(34,940)	(9,498)	(38,824)	(8,776)

	(34,429)	(8,114)	(36,153)	(7,759)

Exchange variations:
- Assets	(273,873)	(204,851)	(36,191)	(105,424)
- Liabilities	719,468	677,285	704,845	931,302

	445,595	472,434	668,654	825,878

Net monetary and exchange variations	411,166	464,320	632,501	818,119

23. OTHER OPERATING EXPENSES / INCOME

	Consolidated		Parent Company

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Other Operating Expenses	(117,711)	(256,776)	(103,391)	(110,838)
Provision for Actuarial Liabilities	45,417	1,971	45,417	1,971
Provision for Contingencies	(39,971)	(20,401)	(29,203)	(25,446)
Contractual Fines	(30,472)	(13,854)	(35,335)	(13,854)
Equipment Stoppage	(17,258)	(2,511)	(17,092)	(2,368)
Other	(75,427)	(221,981)	(67,178)	(71,141)

Other Operating Income	59,306	251,904	14,412	8,165
Indemnifications	(7,291)	2,660	3,240	1,913
Other	66,597	249,244	11,172	6,252

Other Operating Income/(Expenses)	(58,405)	(4,872)	(88,979)	(102,673)

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its 60 cents a pound offer was beaten by the offer of the Indian Tata Steel which was of 608 cents a pound. Thus, in view of the outcome of this auction, the Company verified expenses in the amount of R$113 million and revenues in the amount of R$235 million. These amounts are recorded in “Other expenses” and “Other revenues”, respectively.

24. CLAIM BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first half of that year. The amount of the Company’s insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

The amount of losses subject to indemnification determined by claims adjusters up to the closing date of the Quarterly Financial Information is R$922,929 (net of deductible). Based on the insurance policy and confident as to the conclusion of studies about the claim, CSN requested and the insurance companies granted advances in the amount of R$736,682. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of the regulation process.

As of June 30, 2008, the Company maintained balance receivable from losses claimed in the amount of R$186,247 (R$186,247 as of March 31, 2008) and it does not identify risks in this credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

25. CONSOLIDATED NON-OPERATING EXPENSES AND INCOME

As of June 30, 2008, the consolidated non-operating expenses of the Company amounted to R$62,829 (a revenue of R$180,369 as of June 30, 2007). The result of the first half of 2007 includes R$182,074 related to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of Corus Group PLC’s shares, which were sold that quarter.

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

					06/30/2008

			Logistics,
	Steel	Mining	Energy and	Eliminations	Total
			Cement

Current assets	11,339,888	657,528	631,155	(4,492,134)	8,136,437
Marketable Securities	3,327,544	77,122	213,613	(328,700)	3,289,579
Trade Accounts Receivable	1,654,010	108,225	242,812	(1,089,117)	915,930
Other	6,358,334	472,181	174,730	(3,074,317)	3,930,928
Non-current assets	37,452,910	3,320,344	2,338,659	(24,217,941)	18,893,972
Long-Term Assets	9,669,163	16,019	337,913	(7,880,346)	2,142,749
Investments, Property, Plant and Equipment
and Deferred Charges	27,783,747	3,304,325	2,000,746	(16,337,595)	16,751,223

Total assets	48,792,798	3,977,872	2,969,814	(28,710,075)	27,030,409

Current liabilities	8,125,190	530,611	482,958	(4,047,617)	5,091,142
Loans, Financing and Debentures	3,409,804	133,311	155,146	(1,798,423)	1,899,838
Accounts Payable to Suppliers	2,062,268	168,687	76,577	(1,071,272)	1,236,260
Other	2,653,118	228,613	251,235	(1,177,922)	1,955,044
Non-current liabilities	17,984,502	1,388,765	1,353,750	(8,017,433)	12,709,584
Loans, Financing and Debentures	12,768,799	127,352	702,183	(6,700,783)	6,897,551
Net contingencies – judicial deposits	2,521,045	5,173	58,673		2,584,891
Other	2,694,658	1,256,240	592,894	(1,316,650)	3,227,142
Shareholders’ Equity	22,830,394	1,911,209	1,133,105	(16,645,025)	9,229,683

Total Liabilities and Shareholders’ Equity	48,940,086	3,830,585	2,969,813	(28,710,075)	27,030,409

(ii) Consolidated statement of income by business segment

					06/30/2008

			Logistics,
	Steel	Mining	Energy	Eliminations	Total
			and Cement

Net revenues from sales	6,541,692	980,101	740,981	(1,677,836)	6,584,938
Cost of goods and services sold	(4,109,141)	(685,176)	(489,592)	1,628,120	(3,655,789)
Gross profit	2,432,551	294,925	251,389	(49,716)	2,929,149
Operating Income and Expenses
Selling expenses	(314,087)	(28,026)	(7,510)	14,010	(335,613)
Administrative expenses	(188,483)	(6,410)	(48,016)		(242,909)
Other operating income (expenses)	(102,455)	(16,447)	35,751	24,746	(58,405)
	(605,025)	(50,883)	(19,775)	38,756	(636,927)
Net financial income	(237,079)	(9,466)	(79,403)	243,954	(81,994)
Foreign exchange and monetary variations, net	502,750	41,267	(5,823)	(127,028)	411,166
Equity in the earnings of subsidiaries (goodwill)	2,996,934	(25,530)	60	(3,087,244)	(115,780)
Operating income	5,090,131	250,313	146,448	(2,981,278)	2,505,614
Non-operating income	(63,507)		(41)	719	(62,829)
Income before income and
social contribution taxes	5,026,624	250,313	146,407	(2,980,559)	2,442,785
Income and social contribution taxes	(546,934)	(46,406)	(63,200)	12,012	(644,528)

Net income for the period	4,479,690	203,907	83,207	(2,968,547)	1,798,257

(iii) Other consolidated information by business segment

				06/30/2008

	Steel	Mining	Logistics, Energy and Cement	Total

Depreciation, Amortization and Depletion	534,805	46,770	53,025	634,600
Provisions net of Judicial Deposits	2,572,367	5,162	68,127	2,645,656
Tax	2,310,894	3,198	7,542	2,321,634
Labor and Social Security	201,817	63	45,234	247,114
Civil	237		14,087	14,324
Other	59,419	1,901	1,264	62,584

27. STATEMENT OF ADDED VALUE

		Consolidated	Parent Company

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Revenues
Sales of products and services (except for refunds and discounts)	8,277,094	6,671,932	6,368,412	5,231,042
Allowance for doubtful accounts	(27,349)	(1,514)	(27,816)	(864)
Non-operating income	(62,825)	180,369	(61,436)	(1,021)

	8,186,920	6,850,787	6,279,160	5,229,157

Input purchased from third parties
Raw material consumed	(1,146,563)	(1,560,319)	(617,820)	(1,068,334)
Cost of goods sold and services rendered (except for depreciation)	(1,634,847)	(760,306)	(1,445,894)	(726,095)
Materials, power, third-party services and others	(447,242)	(398,523)	(334,982)	(303,829)
	(3,228,652)	(2,719,148)	(2,398,696)	(2,098,258)
Gross added value	4,958,268	4,131,639	3,880,464	3,130,899

Retentions
Depreciation, amortization and depletion	(634,600)	(527,890)	(538,942)	(434,798)

Net added value produced	4,323,668	3,603,749	3,341,522	2,696,101

Added value received (transferred)
Equity in the earnings of subsidiaries	(115,780)	(55,236)	742,665	566,707
Financial income/Exchange variations (gains)	217,150	82,209	(237,578)	(426,951)

	101,370	26,973	505,087	139,756

Total added value to be distributed	4,425,038	3,630,722	3,846,609	2,835,857

DISTRIBUTION OF ADDED VALUE
Personnel and charges	360,509	397,345	210,849	250,022
Taxes, fees and contributions	2,381,195	1,608,013	2,029,182	1,310,914
Interest and exchange variation	(114,923)	(89,713)	(215,463)	(454,994)
Interest on shareholders’ equity and dividends	110,927	74,743	110,927	74,743
Retained earnings in the year	1,711,115	1,625,496	1,711,114	1,655,172
Unrealized profits in the period	(23,785)	14,838

	4,425,038	3,630,722	3,846,609	2,835,857

28. STATEMENT OF CASH FLOW

Statement of cash flow for the periods ended June 30, 2008 and 2007.

	Consolidated		Parent Company

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

Cash flow of operating activities
Net income for the period	1,798,257	1,715,077	1,822,041	1,729,915
Adjustments to reconcile the net income for the period with the resources from operating activities:
Net monetary and exchange variations	(577,010)	(570,973)	(574,641)	(759,942)
Provision charges on loan and financing	316,866	389,804	274,785	296,609
Depreciation, depletion and amortization	634,600	527,890	538,942	434,798
Write-offs of permanent assets	8,067	665,435	1,357	8,541
Equity in the earnings of subsidiaries and amortization of goodwill and negative goodwill	115,757	55,234	(742,665)	(566,707)
Deferred income and social contribution taxes	(10,092)	(69,669)	(8,056)	(9,321)
Swap provision	(437,568)	(389,233)	12,451	84,279
Actuarial liability provision	(71,616)	(26,782)	(71,616)	(26,782)
Provision for contingencies	30,744	19,661	20,780	21,862
Other provisions	50,944	58,825	108,235	52,879
	1,858,949	2,375,269	1,381,613	1,266,131

Decrease (increase) in assets
Accounts receivable	(198,879)	176,174	(108,834)	(3,033)
Inventories	94,430	(120,245)	121,728	(79,633)
Receivable from subsidiaries			223,807	(222,881)
Taxes to offset	(54,081)	19,301	(22,233)	58,681
Other	182,648	(235,658)	122,304	(306,176)
	24,118	(160,428)	336,772	(553,042)

(Decrease) increase in liabilities
Accounts payable to suppliers	(110,530)	(333,121)	(104,672)	(428,076)
Salaries and payroll charges	23,690	31,766	18,293	28,606
Taxes	394,127	221,340	192,261	259,391
Accounts payable - subsidiaries			209,722	(97,318)
Contingent liabilities	124,001	(136,266)	160,219	(146,363)
Charges on paid loan and financings	(649,555)	(390,133)	(618,897)	(316,697)
Other	32,346	(246,226)	(16,924)	(9,489)
	(185,921)	(852,640)	(159,998)	(709,946)

Net cash from operating activities	1,697,146	1,362,201	1,558,387	3,143

Cash Flow from investing activities
Judicial deposits	(83,029)	(739,162)	(82,048)	(730,642)
Investments		(1)	(206,370)	(158,200)
Property, plant and equipment	(948,242)	(534,045)	(485,632)	(329,310)
Deferred charges	(49,672)	(8,406)	(35,659)	(8,088)
Net cash used in investing activities	(1,080,943)	(1,281,614)	(809,709)	(1,226,240)

Cash Flow from financing activities
Financial funding
Loans and financing	1,124,493	2,329,996	1,234,098	2,504,571
	1,124,493	2,329,996	1,234,098	2,504,571
Payments
Financial institutions - principal	(312,534)	(2,157,481)	(233,438)	(1,594,447)
Dividends and interest on own capital	(2,115,524)	(23,004)	(2,115,524)	(23,004)
Treasury shares		(66,708)		(66,708)
	(2,428,058)	(2,247,193)	(2,348,962)	(1,684,159)
Net cash raised (used in) financing activities	(1,303,565)	82,803	(1,114,864)	820,412

Increase (decrease) in cash and marketable securities	(687,362)	163,390	(366,186)	(402,685)
Cash and marketable securities (except for derivatives), beginning of the period	2,367,353	2,132,722	745,115	588,863
Cash and marketable securities (except for derivatives), end of the period	1,679,991	2,296,112	378,929	186,178

29. EMPLOYEES’ PENSION FUND

(i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation plan of the average salary came into force, which is in process of extinction.

Supplementary average salary plan

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsors’ and participants’ contributions (thirteen per year). Upon the participant’s retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

As of June 30, 3008 and March 31, 2008, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation of Average Salary Plan		Combined Supplementary Benefit Plan		Total members

	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Members
In service	13	15	31	36	11,420	10,994	11,464	11,045
Retired	5,001	5,058	4,802	4,819	612	597	10,415	10,474

	5,014	5,073	4,833	4,855	12,032	11,591	21,879	21,519

Related
beneficiaries:

Beneficiaries	4,019	4,017	1,375	1,367	80	79	5,474	5,463

Total participants

(members/beneficiaries)	9,033	9,090	6,208	6,222	12,112	11,670	27,353	26,982

(iii) Payment of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves to amortize the sponsors’ responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement provides for the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study from external actuaries, calculated the effects arising from this practice, and the Company has kept records in conformity with the report issued on January 10, 2008.

The Company’s Management decided to recognize the adjustments to the actuarial liabilities in the results for the period of five years as from January 1, 2002, in compliance with the established in paragraphs 83 and 84 of the NPC 26 and as of June 30, 2008, the balance of provision for the coverage of the actuarial liability amounts to R$160,263 (R$196,217 as of March 31, 2008).

30. SUBSEQUENT EVENTS

• Stock repurchase program

At the Extraordinary General Meeting held on August 1, 2008, the Board of Directors authorized the acquisition of 10,800,000 shares issued by the Company, to be held in treasury and subsequently sold and/or cancelled. The maximum term for the realization of this operation is August 27, 2008.

• Variable income swap

On July 11, 2008, the Company announced to its shareholders and the general public the contracting of a new variable income swap operation – which in the market is called Total Return Equity Swap -, replacing the swap falling mature on September 3, 2008, with a one-year contracted term; the interest rate equivalent to the Libor + 0.75% p.a.; and referred to in 29,684,400 ADRs of the Company. The ADR quotation corresponds to US$39.19 as of July 31, 2008 (US$44.41 as of June 30, 2008 and US$89.57 as of December 31, 2007, before it was split in three).

Under the terms of the new transaction executed, CSN Madeira will owe the Counterparty the amount corresponding to an interest rate based on the LIBOR rate applied on a notional value (notional), corresponding to the average price of the ADRs which represent common shares issued by CSN (“Notional Value”), and the Counterparty will owe CSN Madeira the amount corresponding to the appreciation of the ADRs which constitute the Notional Value and dividends attributed to them.

CSN Madeira will not have any voting rights relative to the ADRs or underlying shares issued by CSN which constitute the Notional Value.

• Reversal of the revaluation reserve – Law 11,638/07

As established in the Law and approved by the Board of Directors at a meeting held on August 12, 2008, the Company resolved to reverse the revaluation reserve up to the end of this year, and this resolution will be subject to approval at the Extraordinary General Meeting to be called. The accounting balances purpose of this reversal are shown below.

Reversal of the Revaluation Reserves in accordance with Law 11638/07 (Parent Company)	R$/thousand

Revaluation of own assets – property, plant and equipment	6,218,847
Revaluation of assets from subsidiaries - investment	218,802
Deferred income and social contribution taxes on the revaluation reserve of own assets – current	(137,740)
Deferred income and social contribution taxes on the revaluation reserve of own assets – non-current	(1,861,816)
Revaluation reserve of own assets net of income and social contribution taxes – shareholders’ equity	4,438,093
Depreciation and write-off of revaluated own assets in 2008	213,973
Depreciation and write-off of revaluated assets from subsidiaries in 2008	9,364
Realization of the revaluation reserve of own assets in 2008, net of income and social contribution taxes	141,222
Realization of the revaluation reserve of assets from subsidiaries in 2008, net of income and social contribution taxes	6,236

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

SEE ITEM 08.01:

“COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER”

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
1	Total Assets	27,030,409	26,169,323
1.01	Current Assets	8,136,437	7,495,491
1.01.01	Cash and Cash Equivalents	370,558	176,144
1.01.02	Receivables	1,904,584	1,615,438
1.01.02.01	Trade Accounts Receivable	915,930	743,293
1.01.02.01.01	Domestic Market	1,098,317	837,144
1.01.02.01.02	Foreign Market	255,825	363,534
1.01.02.01.03	Advance on Export Contracts (ACE)	(294,502)	(323,583)
1.01.02.01.04	Allowance for Doubtful Accounts	(143,710)	(133,802)
1.01.02.02	Sundry Credits	988,654	872,145
1.01.02.02.01	Employees	7,020	6,131
1.01.02.02.02	Suppliers	217,715	193,420
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	46,310	11,240
1.01.02.02.04	Deferred Income Tax	339,245	307,585
1.01.02.02.05	Deferred Social Contribution	120,654	109,204
1.01.02.02.06	Other Taxes	205,350	188,001
1.01.02.02.07	Other Receivables	52,360	56,564
1.01.03	Inventories	2,332,967	2,172,750
1.01.04	Other	3,528,328	3,531,159
1.01.04.01	Marketable Securities	3,289,579	3,287,593
1.01.04.02	Prepaid Expenses	52,502	57,319
1.01.04.03	Insurance Claimed	186,247	186,247
1.02	Non-Current Assets	18,893,972	18,673,832
1.02.01	Long-Term Assets	2,142,749	2,172,493
1.02.01.01	Sundry Receivables	1,099,221	1,082,661
1.02.01.01.02	Securities Receivable	223,050	232,862
1.02.01.01.03	Deferred Income Tax	466,819	472,719
1.02.01.01.04	Deferred Social Contribution	159,637	158,286
1.02.01.01.05	Other Taxes	249,715	218,794
1.02.01.02	Receivable from Related Parties	0	0
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,043,528	1,089,832
1.02.01.03.01	Judicial Deposits	729,764	676,258
1.02.01.03.02	Securities	106,753	108,325
1.02.01.03.03	Prepaid Expenses	122,449	126,692
1.02.01.03.04	Other	84,562	178,557
1.02.02	Permanent Assets	16,751,223	16,501,339
1.02.02.01	Investments	838,489	897,875
1.02.02.01.01	In Associated and Related Companies	0	0

1- CODE	2- DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
1.02.02.01.02	In Associated and Related Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries - Goodwill	836,954	896,106
1.02.02.01.05	Other Investments	1,535	1,769
1.02.02.02	Property, Plant and Equipment	15,678,860	15,381,477
1.02.02.02.01	In Operation, Net	13,080,422	13,124,415
1.02.02.02.02	In Construction	2,123,743	1,782,006
1.02.02.02.03	Land	474,695	475,056
1.02.02.03	Intangible Assets	0	0
1.02.02.04	Deferred Charges	233,874	221,987

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
2	Total Liabilities	27,030,409	26,169,323
2.01	Current Liabilities	5,091,142	5,497,626
2.01.01	Loans and Financing	1,447,917	1,205,410
2.01.02	Debentures	451,921	412,077
2.01.03	Accounts Payable to Suppliers	1,236,260	1,083,421
2.01.04	Taxes, Fees and Contributions	1,324,170	870,281
2.01.04.01	Salaries and Social Contributions	134,003	105,074
2.01.04.02	Taxes Payable	778,678	377,832
2.01.04.03	Deferred Income Tax	125,739	129,459
2.01.04.04	Deferred Social Contribution	45,266	46,605
2.01.04.05	Taxes paid in installments	240,484	211,311
2.01.05	Dividends Payable	112,233	1,364,596
2.01.06	Provisions	114,068	121,891
2.01.06.01	Labor	106,573	105,703
2.01.06.02	Civil	45,221	56,596
2.01.06.03	Judicial Deposits	(91,029)	(92,645)
2.01.06.04	Provision for Pension Fund	53,303	52,237
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	404,573	439,950
2.02	Non-Current Liabilities	12,709,584	12,410,699
2.02.01	Long-Term Liabilities	12,701,966	12,405,610
2.02.01.01	Loans and Financing	6,260,696	6,093,430
2.02.01.02	Debentures	636,855	640,950
2.02.01.03	Provisions	4,565,732	4,531,898
2.02.01.03.01	Labor and Social Security	44,731	42,093
2.02.01.03.02	Civil	15,827	14,696
2.02.01.03.03	Fiscal	3,505,852	3,449,405
2.02.01.03.04	Environmental	59,579	54,529
2.02.01.03.06	Judicial Deposits	(1,041,098)	(1,048,036)
2.02.01.03.07	Deferred Income Tax	1,438,733	1,484,714
2.02.01.03.08	Deferred Social Contribution	542,108	534,497
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,238,683	1,139,332
2.02.01.06.01	Provision for Pension Fund	106,960	143,980
2.02.01.06.02	Taxes paid in installments	861,758	740,295
2.02.01.06.03	Other	269,965	255,057
2.02.02	Deferred Income	7,618	5,089
2.03	Minority Interests	0	0
2.04	Shareholders’ Equity	9,229,683	8,260,998
2.04.01	Paid-In Capital Stock	1,680,947	1,680,947

1 - CODE	2 - DESCRIPTION	3 - 6/30/2008	4 -3/31/2008
2.04.02	Capital Reserves	30	30
2.04.03	Revaluation Reserves	4,438,095	4,512,691
2.04.03.01	Own Assets	4,219,291	4,290,795
2.04.03.02	Subsidiaries/Associated and Related Companies	218,804	221,896
2.04.04	Profit Reserves	1,424,114	1,444,017
2.04.04.01	Legal	336,189	336,189
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Income	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special For Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	1,087,925	1,107,828
2.04.04.07.01	Investments	1,768,321	1,768,321
2.04.04.07.02	Treasury Shares	(571,351)	(571,351)
2.04.04.07.03	Unrealized Income	(109,045)	(89,142)
2.04.05	Retained Earnings/Accumulated Losses	1,686,497	623,313
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross Revenue from Sales and/or Services	4,615,183	8,567,064	3,686,855	6,765,546
3.02	Deductions from Gross Revenue	(1,060,470)	(1,982,126)	(712,089)	(1,306,098)
3.03	Net Revenue from Sales and/or Services	3,554,713	6,584,938	2,974,766	5,459,448
3.04	Cost of Goods and/or Services Sold	(1,849,039)	(3,655,789)	(1,678,475)	(3,155,349)
3.04.01	Depreciation and Amortization	(296,448)	(608,335)	(267,837)	(500,833)
3.04.02	Other	(1,552,591)	(3,047,454)	(1,410,638)	(2,654,516)
3.05	Gross Profit	1,705,674	2,929,149	1,296,291	2,304,099
3.06	Operating Income/Expenses	(166,846)	(423,535)	(14,958)	(149,541)
3.06.01	Selling	(174,291)	(335,613)	(179,837)	(321,323)
3.06.01.01	Depreciation and Amortization	(2,375)	(4,641)	(1,760)	(3,667)
3.06.01.02	Other	(171,916)	(330,972)	(178,077)	(317,656)
3.06.02	General and Administrative	(138,471)	(242,909)	(116,081)	(213,234)
3.06.02.01	Depreciation and Amortization	(10,536)	(21,624)	(12,336)	(23,390)
3.06.02.02	Other	(127,935)	(221,285)	(103,745)	(189,844)
3.06.03	Financial	207,881	329,172	390,960	445,124
3.06.03.01	Financial Income	245,251	490,511	91,216	285,676
3.06.03.02	Financial Expenses	(37,370)	(161,339)	299,744	159,448
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	274,350	411,166	267,301	464,320
3.06.03.02.02	Financial Expenses	(311,720)	(572,505)	32,443	(304,872)
3.06.04	Other Operating Income	49,435	59,306	10,250	251,904
3.06.05	Other Operating Expenses	(53,670)	(117,711)	(92,767)	(256,776)
3.06.06	Equity pick-up	(57,730)	(115,780)	(27,483)	(55,236)
3.07	Operating Income	1,538,828	2,505,614	1,281,333	2,154,558

1 - CODE	2 - DESCRIPTION	3 - 4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 - 4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.08.01	Non-Operating Income	(61,758)	(62,829)	128	180,369
3.08.02	Income	477	1,126	749	837,347
3.09	Expenses	(62,235)	(63,955)	(621)	(656,978)
3.10	Income before Taxes/Profit Sharing	1,477,070	2,442,785	1,281,461	2,334,927
3.11	Provision for Income and Social Contribution Taxes	(527,621)	(654,619)	(374,748)	(689,519)
3.11.01	Deferred Income Tax	81,505	10,091	45,461	69,669
3.11.02	Deferred Income Tax	56,744	4,896	12,526	30,823
3.12	Deferred Social Contribution	24,761	5,195	32,935	38,846
3.12.01	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.02	Profit Sharing	0	0	0	0
3.13	Contributions	0	0	0	0
3.14	Reversal of Interest on Shareholders’ equity	0	0	0	0
3.15	Minority Interest	0	0	0	0
	Income/Loss for the Period	1,030,954	1,798,257	952,174	1,715,077
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	769,470	769,470	256,490	256,490
	EARNINGS PER SHARE (in reais)	1.33982	2.33701	3.71232	6.68672
	LOSS PER SHARE (in reais)

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

CSN produced 1.3 million tonnes of crude steel in 2Q08, 3.9% more than the previous quarter and 3.5% down on 2Q07, due to the different blast-furnace charges used over the quarters.

Second-quarter rolled steel output totaled 1.2 million tonnes, 3.4% up on 1Q08. Yet when compared to the 2Q07, production decreased by 7.5% in 2Q08 due to programmed repairs to the plate furnaces of the hot strip mill and increased output of segmented high-specification steels for the auto industry.

Production (in thousand t)	2Q07	1Q08	2Q08	Change(%)
				2Q08 x 2Q07	2Q08 x 1Q08
Crude Steel (P Vargas Mill)	1,338	1,242	1,291	-3.5%	3.9%

Total Crude Steel	1,338	1,242	1,291	-3.5%	3.9%

Rolled Products * (UPV)	1,305	1,169	1,208	-7.5%	3.4%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs was of R$ 1.2 billion in 2Q08, R$ 86 million, or 7%, up on 1Q08, chiefly due to the following factors:
• Raw materials: a R$ 57 million increase, primarily due to:
- Coke: increase of R$ 17 million in the 2Q08 expenses due to higher consumption and increased international prices;
- Pellets: increase of R$ 11 million, mainly due to the price hikes at the end of 1Q08;
- Coal: increase of R$ 3 million in the expanses in comparison with 1Q08 due to the increase in consumption. However, there was still no cost impact from the recent hike in international prices;

- Aluminum: increase of R$ 3 million in the 2Q08 costs in comparison with 1Q08, primarily as a result of increased consumption and higher market prices;
- Other raw materials: increase of R$ 19 million in costs in comparison with 1Q08, essentially due to the higher cost of ferroalloys for steel production;
• Labor: growth of R$ 13 million, thanks to the 8% pay rise in May/08 as a result of the employees’ collective bargaining agreement;
• Other manufacturing costs: increase of R$ 27 million, explained by:
- Electricity: growth of R$ 6 million in expenses due to a turbine maintenance stoppage in Thermoelectric Plant 2;
- Maintenance and Third-party Services: increase of R$ 21 million, chiefly due to programmed repairs to the hot strip mill.
- Depreciation: in 2Q08 there was a decrease of R$ 11 million compared to 1Q08

Sales

Total Sales Volume

CSN recorded total 1H08 sales volume of 2.7 million tonnes in the first half of 2008, a 4% year-on-year increase. Second-quarter sales volume reached 1.3 million tonnes.

Domestic Market

Second-quarter domestic sales volume were 1.1 million tonnes, 21% up year-on-year and in line with the volume sold in 1Q08. First-half sales volume totaled 2.2 million tonnes, 36% more than in the 1H07.

Domestic sales reached 83% of the total sales in 2Q08, thanks to CSN’s strategy of prioritizing the local market, given the fact that prices were more attractive in Brazil than abroad and, also, the healthy performance of Brazil’s economy, which fueled a number of industry sectors and as a consequence, demand for steel products.

Export Market

Second-quarter export volume stood at 224,000 tonnes, which corresponded to a 19% decrease in comparison with the volume exported in 1Q08 and a 56% decrease when compared to 2Q07, due to CSN’s strategy of prioritizing the domestic market.

Market Share and Product Mix

The Company’s share in the domestic flat steel market remained at 38% in 2Q08, led by tin plate with 99% market share; galvanized, with 49%; hot-rolled, with 32%; and cold-rolled, with 26%, representing growth of 1%, 6%, 1% and 4%, respectively, over 2Q07.

In 2Q08, CSN had a 46% share of the construction market, 41% of the distribution market, 36% of the home appliance/OEM market, 21% of the auto market and a massive consolidated 99% share of the steel packaging market.

Coated products accounted for 47% of the Company’s quarterly sales volume.

(*) Sources: CSN and the IBS (Brazilian Steel Institute)

Prices

In the domestic market, net revenue per tonne averaged US$1.300 in 2Q08, versus US$1.000 in 1Q08.

In 1H08, CSN implemented two price hikes, namely: 31% for hot-rolled, 20% for cold-rolled, 10% for galvanized and 12% for tin plate products.

Additionally, in July 2008, new price hikes were announced: hot-rolled, cold-rolled and galvanized were subject to an increase of 15% each.

Despite the appreciation of the Real against the dollar, average export prices in Reais moved up 14% over 1Q08.

International prices remain high, with the possibility of further increases.

Mining

• PRODUCTION

Casa de Pedra produced in 2Q08 4.9 million tonnes, accumulating a volume of 9.0 million tonnes produced in 1H08.

As for the production volume of Nacional Minérios (NAMISA) in the period, it was 1.4 million tonnes, and third-party purchases totaled 1.2 million tonnes.

The production volumes destined to UPV was 1.9 million tonnes in the quarter, reaching 3.7 million tonnes in the first half.

• SALES

In 2Q08, the sales volume of iron ore reached 4.1 million tonnes, totaling 7.7 million in 1H08. Out of this total, sales in the domestic market in the first half accounted for 21%, which corresponds to 1.6 million tonnes. As for exports, they accounted for the other 79% in the period, reaching 6.1 million tonnes of iron ore shipped.

• INVENTORIES

The Company closed the second quarter with iron ore inventories of around 14 million tonnes.

Net Revenue

Net revenue totaled R$ 3.5 billion in the 2Q08, a new Company record, 17% up on 1Q08 and 19% in comparison with the net revenue in 2Q07.

These increases can be explained by the greater share in the domestic market sales, coupled with the price hikes in March and May. It is also worth noting the increase in iron ore sales in 2Q08, which accounted for 13% of total net revenue.

Net Revenue (2Q08)	STEEL			MINING *			OTHER	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	1,103	224	1,327	790	3,309	4,099	-	-
Net Revenue (R$ MM)	2,265	405	2,670	72	376	448	437	3,555

* Including only iron ore figures.

Operating Revenue and Expenses

CSN’s operating expenses totaled R$ 317 million in 2Q08, very close to the R$ 320 million recorded in 1Q08. The increase in selling expenses due to the sales force’s efforts on the domestic market was offset by a lower provision for doubtful accounts in the quarter.

In comparison with 2007, operating expenses fell by a substantial R$ 61 million, chiefly due to the reduction in provisions for a number of contingencies and the reversal of provisions for civil contingencies.

EBITDA

Second-quarter EBITDA totaled R$ 1.7 billion, an all-time company record and 33% up on both the 2Q07 and 1Q08, mainly due to the increases in the price of the Company’s steel products. The 1H08 EBITDA accumulated R$ 3.0 billion, another Company record and 30% up year-on-year. CSN has consistently been recording average EBITDA margins of above 40% for more than 7 years.

EBITDA margin stood at a hefty 48%, around 5 p.p. above 2Q07 and an even bigger 6 p.p. up on 1Q08.

The parent-company EBITDA margin came to 50% in the second quarter, one of the highest in the global steel sector.

Financial Result and Net Debt

The 2Q08 net financial result was positive by R$ 208 million, an R$ 87 million improvement over the financial result of 1Q08, highlighted by increased treasury gains coupled with the reduction in the carrying cost of the foreign-currency debt. The main factors contributing to this improvement were:

• The positive impact of the exchange rate variation between the two periods, whose variation between the quarters generated revenue of R$ 151 million;

• Fiscal arrears charges, negatively affecting 2Q08 result in R$64 million.

Net debt closed the second quarter at R$ 5.03 billion, R$250 million up on the 1Q08, chiefly due to:

• Payment of R$ 1.31 billion on a dividends and interest on equity basis in 2Q08;

• Investments of approximately R$ 624 million in a number of expansion projects;

• These effects were partially compensated by EBITDA of R$ 1.70 billion.

Indebtedness has remained at very similar levels thanks to exceptionally cash flow generation. The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 0.99x in December/07 to 0.93x in March/08 and 0.91x at the end of June/08.

Non-operating Revenue / Expenses

The Company posted a net non-operating expense of R$ 62 million in 2Q08, versus a net expense of R$ 1 million in 1Q08, primarily due to the percentage variation in the equity result of the investment in CFN due to the capitalization of advances for capital increase.

Income Taxes

Income tax and social contribution taxes totaled R$ 446 million in 2Q08, chiefly due to the increase in taxable income verified in the first period.

Net Income

CSN posted a 2Q08 net income of R$ 1.03 billion, a hefty R$ 264 million, or 34% up on the previous quarter.

Net income for 1H08 totaled R$1.80 billion, a 5% increase in comparison with 1H07.

It is worth remembering that 1H07 was marked by the following positive non-recurring effects on net income:

• R$255 million deriving from CSN’s participation in the CORUS auction;

• R$328 million from the reversal of provisions for PIS/COFINS taxes related to the expansion of the taxable base (Law 9718/99).

If these non-recurring items are excluded from 1H07 figures, 1H08 net income would have grown 59%, or R$666 million.

Capex

CSN invested R$ 624 million in 2Q08 and totaled R$ 1.0 billion in 1H08.

In this quarter, the parent company absorbed around R$ 300 million, mostly allocated to the following projects:

• Expansion of the Casa de Pedra mine: R$ 149 million;

• Maintenance and repairs: R$ 71 million.

Investments in subsidiaries totaled R$ 325 million, most of which in:

• MRS Logística: R$ 131 million;

• Transnordestina Logística (CFN): R$ 132 million;

• CSN Cimentos: R$ 36 million.

Among the investments in subsidiaries, the highlight was the increase in the Company’s interest in Transnordestina Logística (CFN) from 46.9% to 71.2% via a capital transfer. The remaining amount was invested in minor maintenance projects and technological improvements designed to increase the operational efficiency of the Company and its subsidiaries.

Working Capital

Working capital totaled R$ 1.2 billion at the end of June 2008, virtually identical to the 1Q08 balance. The main variation in liabilities was in the “Taxes Payable” line, which was of R$ 425 million higher than the previous quarter due to the increase in taxable income generated in the period. This effect was offset by the R$ 552 million increase in assets, led by “Accounts Receivable” on the domestic market, which climbed by R$ 261 million, and “Inventories”, which moved up by R$ 160 million. Even considering the higher turnover of finished and semi-finished products, the repositioning of inputs with increased costs pushed up the close-of-quarter figures of raw material inventories.

The 2Q08 supplier payment period averaged 61 days, while the client payment averaged 19 days. The average inventory turnover period stood at 115 days.

			R$ MM
			Chg.
WORKING CAPITAL	1Q08	2Q08	2Q08 x 1Q08
Assets	3,285	3,837	(552)

Cash and Cash Equivalents	176	371	(195)
Accounts Receivable	743	915	(172)
- Domestic Market	837	1,098	(261)
- Export Market	40	(39)	79
- Allowance for Doubtful Accounts	(134)	(144)	10
Inventories	2,173	2,333	(160)
Advances to Suppliers	193	218	(25)

Liabilities	2,065	2,643	(578)

Accounts Payable to Suppliers	1,083	1,236	(153)
Salaries and Social Contribution	105	134	(29)
Taxes Payable	765	1,190	(425)
Advances from Clients	112	83	29

Working Capital	1,220	1,194	26

TURN OVER RATIO			Chg.
Average Periods	Mar/2008	Jun/2008	2Q08 x 1Q08
Receivables	17	19	(2)
Supplier Payment	54	61	(7)
Inventory Turnover	108	115	(7)

Capital Market

Share Performance

Despite the recent stock market slides, CSN’s shares did well on Bovespa in 2Q08, having appreciated by 17%, versus 7% for the São Paulo Stock Exchange Index (Ibovespa).

On NYSE, despite the 7% slide recorded by Dow Jones in 2Q08, the Company’s ADRs moved up by 26%, outperforming its 1Q08 appreciation of 21%.

Average daily traded volume also moved up in both markets. On the Brazilian Stock exchange, volume increased by 11%, from R$ 154 million, in the 1Q08, to R$ 171 million. In New York, volume climbed by 5%, from US$ 146 million to US$ 154 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	2Q07 *	1Q08	2Q08
N# of shares	804,203,838	804,203,838	804,203,838

Market Value
Closing price (R$/share)	31.83	62.56	71.48
Closing price (US$/share)	16.85	35.99	44.41
Market Value (R$ million)	24,496	48,138	55,002
Market Value (US$ million)	12,965	27,693	34,172

Variation
CSNA3 (%)	16%	19%	17%
SID (%)	21%	21%	26%
Ibovespa	19%	-5%	7%
Dow Jones	9%	-8%	-7%

Volume
Average daily (n# of shares)	2,195,003	2,629,207	2,308,632
Average daily (R$ Thousand)	69,960	154,310	171,163
Average daily (n# of ADR´s)	3,067,395	4,331,746	3,447,594
Average daily (US$ Thousand)	50,033	145,989	154,255

Source: Economática and Bloomberg
* Price and number of shares of 2Q07 were adjusted in order to reflect the effect of the split held on January 22,2008

Allocation of Revenues

The Annual Shareholders’ Meeting held on April 18, 2008 approved the payment of R$ 2,115 million to shareholders as dividends and interest on equity. Of this total, R$ 800 million were paid as an advance on January 8, 2008 (R$ 665 million in dividends and R$ 135 million in interest on equity) and the remaining R$ 1,315 million (R$ 1,244 million in dividends and R$ 71 million in interest on equity) were paid on May 5, 2008.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	9.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	14.38
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	14.77
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675
06	IND. NAC. DE AÇOS LAMINADOS – INAL	02.737.015/0001-62	PRIVATE SUBSIDIARY	99.99	6.78
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		421,366		421,366
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32,777		32,777
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.66
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.58
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		37,796		37,796

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	8.89
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240		4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	1.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
13	CSN I	04.518.302/0001-07	PRIVATE SUBSIDIARY	99.99	7.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		9,995,753		9,995,753
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	15.29	7.96
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,804,435		1,804,435
16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	1.81
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,990		253,990
17	TRANSNORDESTINA LOGÍSTICA S.A.	02.281.836/0001-37	PUBLICLY-TRADED SUBSIDIARY	71.24	0.39
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		211,486		75,334
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-TRADED SUBSIDIARY	48.75	6.36
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607

19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-TRADED SUBSIDIARY	32.93	15.75
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		111,962		111,962
27	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	1.14
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		32		32
28	CSN ISLANDS VII	05.918.539/0001-48	PRIVATE SUBSIDIARY	100.00	0.34
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		20		1
29	CSN ISLANDS VIII	06.042.103/0001-09	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
30	CSN ISLANDS IX	07.064.261/0001-14	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
31	ERSA – ESTANHO DE RONDÔNIA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.35
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,233
32	CSN ISLANDS X	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1

33	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	99.99	1.03
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		29,997		29,997
34	PELOTIZAÇÃO NACIONAL	09.295.313/0001-99	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,000		1,000
35	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.06
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		5,009		5,009
36	MINAS PELOTIZAÇÃO	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1,000		1,000
37	ISLANDS XI	09.295.323/0001-24	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		1		1
38	CSN AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	0.39
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		41,826		5,024
39	NACIONAL SIDERURGIA	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY’		10		10

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	04
2 –ORDER No.	3
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2003/023
4 – REGISTRATION DATE AT CVM	12/19/2003
5 – ISSUED SERIES	2A
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/1/2003
9 – EXPIRATION DATE	12/1/2008
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	250,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	25,000
16 – OUTSTANDING SECURITIES (UNIT)	25,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	12/1/2008

1 – ITEM	05
2 – ORDER no.	4
3 –REGISTRY No. AT CVM	CVM/SRE/DEB/2006/011
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – ISSUED SERIES	UN
6 – TYPE OF ISSUE	COMMON
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/NEGATIVE GOODWILL
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – CALLED AWAY SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	8/1/2008

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

15.01 – INVESTMENT PROJECTS

Amongst the Company’s major investments, we emphasize the production capacity expansion of Casa de Pedra mine and Itaguaí port, where the Company invested the amount of R$650,158 and R$468,104, respectively, up to June 30, 2008.

For further information, see item 8.01.

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent accountant’s review report

(A translation of the original report in Portuguese as published in Brazil containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and rules from the Brazilian Securities Commission (CVM))

To the Board of Directors
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008, comprising the balance sheets, the statements of income, of cash flows and of added value, the management report and notes, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific rules set forth by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the Federal Accounting Council (CFC), and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction nº 469/08.

4. As mentioned in note 3h, on December 28, 2007 Law 11638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law 6404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, some changes required depend on the issuance of further standards by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, CVM, through Instruction CVM 469/08, allowed the non-application of all rules described within Law 11638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information ended June 30, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all the changes to the accounting practices introduced by Law 11638/07.

August 12, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Anselmo Neves Macedo	Carla Bellangero
Accountant CRC 1SP160482/O-6-S-RJ	Accountant CRC 1SP196751/O-4-S-RJ

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	50
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	51
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	53
07	01	CONSOLIDATED STATEMENT OF INCOME	55
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	57
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	68
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	71
15	01	INVESTMENT PROJECTS	73
17	01	SPECIAL REVIEW REPORT	74
		CSN OVERSEAS
		CSN STEEL
		CSN ENERGY
		IND. NAC. DE AÇOS LAMINADOS – INAL
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		CSN I
		GALVASUD
		SEPETIBA TECON
		TRANSNORDESTINA LOGÍSTICA S.A.
		ITÁ ENERGÉTICA
		MRS LOGÍSTICA
		CSN EXPORT
		CSN ISLANDS VII

GROUP	TABLE	DESCRIPTION	PAGE
CSN ISLANDS VIII
CSN ISLANDS IX
ERSA – ESTANHO DE RONDÔNIA
CSN ISLANDS X
NACIONAL MINÉRIOS
PELOTIZAÇÃO NACIONAL
CONGONHAS MINÉRIOS
MINAS PELOTIZAÇÃO
ISLANDS XI
CSN AÇOS LONGOS
		NACIONAL SIDERURGIA	/74

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.